                                                Filed pursuant to Rule 424(b)(1)
                                                under the Securities Act
                                                Registration No. 333-27585


                               2,000,000 SHARES


                [LOGO OF ALPHANET SOLUTIONS, INC. APPEARS HERE]

                                 COMMON STOCK

  Of the 2,000,000 shares of Common Stock offered hereby, 1,150,000 shares are being sold by AlphaNet Solutions, Inc. (the "Company") and 850,000 shares are being sold by the Selling Shareholders. The Company will not receive any of the proceeds from the sale of shares by the Selling Shareholders. See "Principal and Selling Shareholders." The Company's Common Stock is traded on the Nasdaq National Market under the symbol ALPH. On June 12, 1997, the last reported sale price of the Common Stock on the Nasdaq National Market was $17.50 per share. See "Price Range of Common Stock."

  SEE "RISK FACTORS" BEGINNING ON PAGE 5 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

                                --------------

THESE SECURITIES  HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE  COMMISSION  OR  ANY  STATE   SECURITIES  COMMISSION  NOR  HAS  THE
  SECURITIES  AND EXCHANGE  COMMISSION  OR ANY  STATE SECURITIES  COMMISSION
   PASSED  UPON   THE  ACCURACY  OR   ADEQUACY  OF   THIS  PROSPECTUS.  ANY
    REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                       Price to   Underwriting Proceeds to     Proceeds to
                        Public    Discount(1)  Company(2)  Selling Shareholders
-------------------------------------------------------------------------------
Per Share............   $16.50       $0.99       $15.51           $15.51
Total(3)............. $33,000,000  $1,980,000  $17,836,500     $13,183,500
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

(1) See "Underwriting" for information concerning indemnification of the Underwriters and other matters.
(2) Before deducting offering expenses payable by the Company, estimated at $530,000.

(3) The Company and the Selling Shareholders have granted the Underwriters a 30-day option to purchase up to 172,500 and 127,500 additional shares, respectively, of Common Stock, solely to cover over-allotments, if any. If the Underwriters exercise this option in full, the Price to Public will total $37,950,000, the Underwriting Discount will total $2,277,000, the Proceeds to Company will total $20,511,975 and the Proceeds to Selling Shareholders will total $15,161,025. See "Underwriting."

  The shares of Common Stock are offered by the several Underwriters named herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that delivery of the certificates representing such shares will be made against payment therefor at the office of Montgomery Securities on or about June 18, 1997.

                                --------------
MONTGOMERY SECURITIES
                                CRUTTENDEN ROTH
                                 INCORPORATED
                                                                  PARKER/HUNTER
                                                                   INCORPORATED

                              June 12, 1997

  [PICTURE APPEARS HERE WITH HEADER. HEADER TO PICTURE STATES "A SINGLE-SOURCE PROVIDER OF INFORMATION TECHNOLOGY PRODUCTS, SERVICES AND SUPPORT." BELOW HEADER APPEARS A CIRCULAR DESIGN WITH SIX BULLET POINTS WITH ACCOMPANYING TEXT WHICH IDENTIFY EACH OF THE COMPANY'S PRODUCT AND SERVICE OFFERINGS. CLOCKWISE FROM THE TOP OF CIRCLE: PRODUCT PROCUREMENT; WORKSTATION SUPPORT SERVICES; IT STAFFING SERVICES; COMMUNICATIONS INSTALLATION SERVICES; EDUCATION SERVICES; AND NETWORK CONSULTING SERVICES.]



  Certain persons participating in this offering may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Such transactions may include stabilizing, the purchase of Common Stock to cover syndicate short positions and the imposition of penalty bids. For a description of these activities, see "Underwriting."

                               ----------------

  "AlphaNet Solutions" and the Company's logo are trademarks of the Company. All other trade names, trademarks or service marks appearing in this Prospectus are the property of their respective owners and are not the property of the Company.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and the consolidated financial statements, including the notes thereto, appearing elsewhere in this Prospectus, including information under "Risk Factors." Unless otherwise indicated, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option.

                                  THE COMPANY

  AlphaNet Solutions, Inc. (the "Company") is a single-source provider of information technology ("IT") products, services and support to Fortune 1000 and other large and mid-sized companies located primarily in the New York-to-Philadelphia corridor. The Company is authorized by many industry-leading manufacturers of IT products, including Cisco Systems, Compaq, Hewlett-Packard, IBM, Lucent Technologies, Microsoft, NEC and Novell, to resell their products and provide related technical services. Such products include workstations, servers, microcomputers, networking and communications equipment, and applications software. Through its established vendor alliances with MicroAge Computer Centers, Inc. ("MicroAge") and Ingram Micro, Inc. ("Ingram"), major aggregators of computer hardware and software, the Company provides its customers with competitive pricing and value-added services such as electronic product ordering, product configuration, testing, warehousing and delivery. Additionally, since 1990, the Company has been developing related IT services and currently offers network consulting, workstation support, education, communications installation and IT staffing services.

  The need to access and distribute data on a real-time basis throughout an organization and between organizations has led to the rapid growth in network computing infrastructures which connect numerous and geographically dispersed end users via local and wide area networks. As a result of the rapid changes in the IT products market and the risks associated with large capital expenditures, organizations increasingly rely on companies which offer and have knowledge of a wide variety of networking products and the ability to perform related technical services in a cost-effective manner. These factors have resulted in substantial growth in the IT services market. Industry sources estimate that the U.S. market for all IT professional services was $49 billion in 1995 and may reach $97 billion by 2000.

  The Company's primary business objective is to become a leading single-source provider of high-quality IT products, services and support in its target markets. To this end, the Company intends: (i) to leverage its complementary businesses by continuing to combine the expertise of its technical personnel with its strong product procurement and marketing capabilities; (ii) to broaden its IT service offerings in order to provide additional sales opportunities with new and existing clients; (iii) to expand and develop its strategic relationships to create new sales opportunities by offering products and services complementary to those of its strategic partners; and (iv) to pursue strategic acquisitions to expand the Company's service offerings, to add to or enhance technical or sales personnel, or to provide desirable customer relationships. In July 1996, the Company consummated its acquisition of certain assets and the business of Lior, Inc., a New Jersey-based MicroAge affiliate ("Lior"), which resulted in a substantial increase in product sales and opportunities to provide services and support to Lior customers which previously purchased primarily computer products from Lior. The Company believes that additional acquisition opportunities may be available to it upon completion of this offering.

  The Company's major customers include Nabisco, BASF Corporation, KPMG Peat Marwick, Summit Bank, Mercedes-Benz of North America, Matsushita, PSE&G, Polo-Ralph Lauren, Lucent Technologies, AT&T, Fuji Film, Innovex, CS First Boston, Johnson & Johnson, and Schindler Elevator. The Company believes that it competes with its competitors by providing a single-source solution for its customers' IT products and services needs and by providing a wide range of high-quality services to the management information systems ("MIS") departments and end users of its corporate clients. The Company also believes that it distinguishes itself from its competition on the basis of technical expertise, competitive pricing, vendor alliances, relationships with MicroAge and Ingram, direct sales strategy and customer service orientation.

  The Company, a New Jersey corporation, was incorporated in 1984 under the name AlphaTronics Associates, Inc. The address of the Company's principal executive offices is 7 Ridgedale Avenue, Cedar Knolls, New Jersey 07927, and its telephone number is (201) 267-0088.

                                  THE OFFERING

 Common Stock offered by the Company................ 1,150,000 shares
 Common Stock offered by the Selling Shareholders...   850,000 shares
 Common Stock to be outstanding after the Offering.. 6,253,990 shares(1)
 Use of Proceeds.................................... Repayment of bank debt;
                                                     expansion of services
                                                     component of the Company's
                                                     business; enhancement of
                                                     the Company's MIS
                                                     infrastructure; and
                                                     working capital and other
                                                     general corporate
                                                     purposes, including
                                                     possible acquisitions. See
                                                     "Use of Proceeds."
 Nasdaq National Market Symbol...................... ALPH

--------
(1) Excludes 746,010 shares of Common Stock reserved for issuance under the Company's 1995 Stock Plan, under which options to purchase 523,360 shares of Common Stock have been granted, 49,920 of which are currently exercisable. Also excludes 100,000 shares of Common Stock reserved for issuance under the Company's 1995 Non-Employee Director Stock Option Plan, under which options to purchase 60,000 shares of Common Stock have been granted, 12,000 of which are currently exercisable. See "Management--1995 Stock Plan" and "-- 1995 Non-Employee Director Stock Option Plan."

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                  THREE MONTHS ENDED
                                 YEAR ENDED DECEMBER 31,               MARCH 31,
                         ---------------------------------------- --------------------
                          1992    1993    1994    1995   1996(1)    1996     1997(1)
                         ------- ------- ------- ------- -------- --------- ----------
STATEMENT OF INCOME
 DATA:
 Net sales.............. $35,432 $47,041 $70,468 $74,016 $119,605 $  19,296 $  46,501
 Gross profit(2)........   5,767   6,970  10,896  12,568   18,472     3,404     6,980
 Operating income.......     548     652   3,183   4,175    5,725       979     2,026
 Income before pro forma
  income taxes(3).......     471     560   3,076   4,089    5,854       961     1,968
 Pro forma net
  income(3).............     276     330   1,829   2,439    3,463       572     1,161
 Pro forma net income
  per share(3)..........                         $  0.61 $   0.72 $    0.14 $    0.22
 Weighted average common
  shares and common
  shares equivalent
  outstanding(4)........                           3,988    4,829     4,043     5,293

                                                              MARCH 31, 1997
                                                          ----------------------
                                                          ACTUAL  AS ADJUSTED(5)
                                                          ------- --------------
BALANCE SHEET DATA:
 Working capital......................................... $14,592    $32,221
 Total assets............................................  46,142     58,982
 Notes payable to bank...................................   4,675        --
 Shareholders' equity....................................  20,082     37,389

--------
(1) On July 24, 1996, the Company acquired certain assets of Lior, in a business combination accounted for under the purchase method, for $1.1 million, including acquisition costs, financed with a portion of the proceeds from the Company's initial public offering. The operations related to the acquired assets of Lior are included in the accompanying consolidated financial statements subsequent to July 24, 1996. See Note 2 of Notes to Consolidated Financial Statements.
(2) Commencing with the 1996 fourth quarter and year-end results, certain indirect costs which previously were classified as costs of services have been reclassified to general and administrative expenses to conform with current industry practices. Such expenses amounted to $1.1 million, $1.4 million, $1.7 million, $2.2 million and $3.1 million for the years ended December 31, 1992, 1993, 1994, 1995 and 1996, respectively, and $701,000 for the three months ended March 31, 1996. Throughout this Prospectus, all prior period financial information has been reclassified to conform with such presentation.
(3) Prior to the consummation of the Company's initial public offering of its Common Stock in March 1996, the Company had elected S Corporation treatment for federal income tax purposes from 1986 and for New Jersey state income tax purposes from 1994. The historical financial statements for the years 1992 through 1995, therefore, do not include a provision for federal and state income taxes for such periods, except for certain state income taxes imposed at the corporate level. Accordingly, for such periods and for the period January 1 through March 19, 1996 (the date on which the Company terminated its S Corporation status), pro forma net income has been computed as if the Company had been fully subject to federal and state income taxes based on the tax laws in effect during the respective periods. See Notes 1 and 10 of Notes to Consolidated Financial Statements.
(4) The weighted average common shares and common shares equivalent outstanding have been adjusted for (i) the number of shares that were required to fund the S Corporation distribution, less the outstanding loan to a principal shareholder, following the Company's initial public offering and (ii) certain stock options granted by the Company. See Notes 1 and 7 of Notes to Consolidated Financial Statements.

(5) Adjusted to reflect the sale of 1,150,000 shares of Common Stock offered by the Company hereby at an offering price of $16.50 per share and the anticipated application of the estimated net proceeds therefrom. See "Use of Proceeds" and "Capitalization."

                                 RISK FACTORS

  Certain statements included in this Prospectus, including without limitation, statements regarding the anticipated growth in the information technology products and services markets, the continuation of the trends favoring outsourcing of management information systems functions by large and mid-sized companies, the anticipated growth in the services and support component of the Company's business, the timing of the development and implementation of the Company's new service offerings and the utilization of such services by the Company's clients, the Company's objective to grow through strategic acquisitions and trends in future operating performance, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended. The factors discussed below could cause actual results and developments to be materially different from those expressed in or implied by such statements. Accordingly, in addition to the other information contained in this Prospectus, the following factors should be considered carefully by prospective investors in evaluating an investment in the shares of Common Stock offered hereby.

SUBSTANTIAL VARIABILITY OF QUARTERLY OPERATING RESULTS

  The Company's net sales, gross profit, operating income and net income have varied substantially from quarter to quarter and are expected to do so in the future. Many factors, some of which are not within the Company's control, have contributed and may in the future contribute to fluctuations in operating results. These factors include: the short-term nature of the Company's customers' commitments; patterns of capital spending by customers; the timing, size, and mix of product and service orders and deliveries; the timing and size of new projects, including projects for new customers; pricing changes in response to various competitive factors; market factors affecting the availability of qualified technical personnel; timing and customer acceptance of new product and service offerings; changes in trends affecting outsourcing of information technology ("IT") services; disruption in sources of supply; changes in product, personnel and other operating costs; and industry and general economic conditions. The Company also believes that, to a limited degree, its business is seasonal with a greater proportion of the Company's product sales occurring in the fourth quarter due to the capital budgeting and spending patterns of some of its larger customers. Operating results have been and may in the future also be affected by the cost, timing and other effects of acquisitions, including the mix of product and service revenues of acquired companies.

  Additionally, the Company's operating results have been and in the future will continue to be impacted by changes in technical personnel billing and utilization rates. Many of the Company's costs, particularly costs associated with services and support revenue, such as personnel and facilities costs, are fixed costs. The Company's expense levels are based in part on expectations of future revenues. Technical personnel utilization rates have been and are expected to continue to be adversely affected during periods of rapid and concentrated hiring. Depending upon the availability of qualified technical personnel, during periods of rapid growth the Company has utilized and in the future is likely to utilize contract personnel, which also adversely affects gross margins. In addition, during such periods, the Company is likely to incur greater technical training costs. Due to these and other factors, if the Company is successful in expanding its service offerings and revenues, periods of variability in utilization are likely to reoccur. The Company believes, therefore, that past operating results and period-to-period comparisons should not be relied upon as an indication of future operating performance. See "Management's Discussion and Analysis of Results of Operations and Financial Condition--Selected Quarterly Results of Operations."

COMPETITION

  The markets for the Company's products and services are characterized by intense competition. The Company believes that the principal competitive factors in the market for IT products and services include price, customer service, breadth of product and service offerings, product availability, technical expertise, the availability of skilled technical personnel, adherence to industry standards, financial stability and reputation. The Company's competitors include established computer product manufacturers (some of which supply products to the Company), distributors, aggregators, computer resellers (many of which are able to purchase products at prices lower than the Company), systems integrators and IT service providers. Many computer product manufacturers sell to customers through their direct sales organizations and certain of them have announced their intentions to enhance such direct sales efforts. Many of the Company's current and potential competitors have longer operating histories and financial, sales, marketing, technical and other resources substantially greater than those of the Company. As a result, the Company's competitors may be able to adapt more quickly to changes in customer needs or to devote greater resources than the Company to the sales of IT products and the provision of IT services. Such competitors also could attempt to increase their presence in the Company's markets by forming strategic alliances with other competitors or customers of the Company, offering new or improved products and services to the Company's customers or increasing their efforts to gain and retain market share through competitive pricing. As the market for IT products has matured, price competition has intensified and is likely to continue to intensify and has resulted in continued industry-wide downward pricing pressure. In addition, competition for quality technical personnel has continued to intensify, resulting in increased personnel costs for many IT service providers. Such competition in IT products and services has adversely affected, and likely will continue to adversely affect, the Company's gross profits, margins and results of operations. Furthermore, the Company believes there are low barriers to entry into its markets which enable new competitors to offer competing products and services. There can be no assurance that the Company will be able to continue to compete successfully with existing or new competitors. See "Business -- Competition."

MANAGEMENT OF GROWTH

  The Company's growth has placed significant demands on its management, administrative and operational resources. The Company's net sales increased 61.6% from $74.0 million in 1995 to $119.6 million in 1996, and 141.0% from $19.3 million for the three months ended March 31, 1996 to $46.5 million for the three months ended March 31, 1997. Such growth has resulted in increased demands on the Company's infrastructure and working capital requirements. From January 1, 1995 to March 31, 1997, the Company's staff increased 230% from 161 to 531. The Company's ability to manage its growth effectively is dependent upon its ability to continue developing and improving its operational, financial and other internal systems, as well as its business development capabilities, and to attract, train, retain, motivate and manage its employees. In late 1996, the Company hired a Chief Operating Officer to, among other responsibilities, develop and implement improved internal operational systems, including a major upgrade of the Company's management information systems ("MIS") infrastructure. Such initiative is in an early stage and no assurance can be given that the Company will implement new systems successfully or achieve its objectives to improve operating efficiency and performance. In addition, the future success of the services component of the Company's business will depend in large part on its ability to continue to maintain high rates of employee utilization at profitable billing rates, maintain project quality, and integrate and manage additional technical and other personnel. If the Company is unable to manage its growth effectively, such inability could have a material adverse effect on the quality of the Company's services and products and its ability to retain key personnel which could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Results of Operations and Financial Condition."

RISKS ASSOCIATED WITH NEW SERVICE OFFERINGS

  During 1996, the Company began to offer new services to its clients, including technical placement, remote help desk and Internet support services. All such services remain in an early stage of marketing and customer acceptance. In addition, the Company plans to offer additional services in 1997, including remote network management and applications consulting. The Company has no previous experience in developing, marketing or providing such new services and, as a result, no assurance can be given that it will be able to develop such capabilities, or that such capabilities may be developed in a timely and profitable manner. Furthermore, no assurance can be made that the Company will successfully market such services to new and existing clients, that the Company's services will achieve market acceptance, or that the Company will integrate and manage additional technical personnel or meet client expectations. See "Business--Strategy."

COMPETITIVE MARKET FOR TECHNICAL PERSONNEL

  The Company's success depends in part on its ability to attract, hire, train and retain qualified managerial, technical and sales and marketing personnel, particularly for systems integration, support services and training. Competition with other service providers and internal corporate MIS departments for such personnel is intense, as many of the Company's larger competitors recently announced their intentions to aggressively hire technical personnel on a large scale. There can be no assurance that the Company will be successful in attracting and retaining the technical personnel it requires to conduct and expand its operations successfully. The Company's ability to implement its strategy to expand and broaden the services component of its business and its results of operations could be materially adversely affected if the Company were unable to attract, hire, train and retain qualified personnel. See "Business --
 Employees."

SUBSTANTIAL RELIANCE ON KEY CUSTOMERS; NATURE OF CUSTOMER RELATIONSHIPS

  The Company's customer base is highly concentrated, with its top ten customers in 1994, 1995 and 1996 accounting in the aggregate for approximately 74%, 68% and 63%, respectively, of net sales. Sales to such customers comprised 73% of net sales in the first quarter of 1997. Sales to Nabisco accounted for approximately 24%, 20%, 17% and 23% of net sales in 1994, 1995, 1996 and the first quarter of 1997, respectively. The Company believes that a substantial portion of its net sales and gross profits will continue to be derived from sales to a concentrated group of customers. In general, there are no ongoing written commitments by customers to purchase products from the Company. All product sales by the Company are made on a purchase order basis. In addition, the Company normally ships products within 30 days of receiving an order and, therefore, does not customarily have a significant backlog. A significant reduction in orders from any of the Company's largest customers could have a material adverse effect on the Company's results of operations. There can be no assurance that the Company's largest customers will continue to place orders with the Company or that orders by such customers will continue at their previous levels. Although the Company has service contracts with many of its customers to provide network consulting and other services, such service contracts generally are terminable upon relatively short notice. There can be no assurance that the Company's customers will continue to enter into service contracts with the Company or that existing contracts will not be terminated. See "Management's Discussion and Analysis of Results of Operations and Financial Condition -- Results of Operations" and "Business -- Customers."

ACQUISITION RISK

  As a part of the Company's business development strategy, the Company plans to pursue acquisitions of IT product and service businesses in order to expand the Company's service offerings, to add to or enhance its base of technical or sales personnel, or to provide desirable customer relationships. The success of this strategy depends not only upon the Company's ability to acquire complementary businesses on a cost-effective basis, but also upon its ability to integrate acquired operations into its organization effectively, to retain and motivate key personnel, and to retain customers of acquired firms. Although the Company reviews and considers possible acquisitions on an on-going basis, no specific acquisitions are being negotiated or planned as of the date of this Prospectus. There can be no assurance that the Company will be able to acquire or integrate such businesses successfully. Furthermore, there can be no assurance that financing for any such transactions will be available on satisfactory terms, or that the Company will be able to accomplish its strategic objectives as a result of any such transaction or transactions. In addition, the Company competes for attractive acquisition candidates with other companies or investors in the IT industry. Such competition for acquisition candidates could have the effect of increasing the cost to the Company of pursuing its acquisition strategy or could reduce the number of attractive candidates to be acquired. Acquisitions also may involve a number of specific risks including: possible adverse short-term effects on the Company's operating results; dependence on retaining key customers and personnel; diversion of management's attention; amortization of acquired intangible assets; and risks associated with unanticipated problems, liabilities or contingencies. See "Business -- Strategy."

DEPENDENCE ON CONTINUED AUTHORIZATION TO RESELL AND PROVIDE MANUFACTURER-AUTHORIZED SERVICES

  The Company's future success in both product sales and service and support offerings depends largely on its continued status as an approved reseller of products and its continued authorization as a service provider. The Company maintains sales and service authorizations with many industry-leading manufacturers, including Cisco Systems, Compaq, Hewlett-Packard, IBM, Lucent Technologies, Microsoft, NEC and Novell. Without such sales and service authorizations, the Company would be unable to provide the range of products and services currently offered by the Company, including warranty services. In particular, the Company is reliant upon products manufactured by IBM and Compaq, which in the aggregate accounted for approximately 50% of the Company's 1996 net product sales. Consequently, the Company's future success depends largely on its continued status as an authorized remarketer of computer products, particularly those manufactured by IBM and Compaq. In general, the agreements between the Company and such manufacturers include termination provisions ranging from immediate termination to termination upon 90 days prior written notice. In addition, many of such agreements are based upon the Company's continued relationships with authorized aggregators. There can be no assurance that such manufacturers will continue to authorize the Company as an approved reseller or service provider and the loss of one or more of such authorizations could have a material adverse effect on the Company's business and results of operations. See "Business -- Suppliers."

DEPENDENCE ON SUPPLIERS

  The Company's business depends upon the adequate supply of computers, computer systems, components and parts at competitive prices and on reasonable terms for resale by the Company. The Company elects to procure certain computers, computer systems, components and parts primarily from MicroAge Computer Centers, Inc. ("MicroAge") and Ingram Micro, Inc. ("Ingram"), in order to obtain competitive pricing, maximize product availability and maintain quality control. The Company's purchases from MicroAge accounted for approximately 73%, 64%, 48% and 33% of the Company's total product purchases in 1994, 1995, 1996 and the first quarter of 1997, respectively, and its product purchases from Ingram accounted for approximately 9%, 17%, 35% and 50% of the Company's total product purchases in 1994, 1995, 1996 and the first quarter of 1997, respectively. The Company expects to continue to rely on such suppliers for a substantial portion of its products. The Company has not entered into any long-term supply contracts with its vendors, electing to purchase computers, computer systems, components and parts on a purchase order basis. The MicroAge and Ingram agreements may be terminated by the Company or such suppliers upon prior written notice ranging from 30 to 90 days. There can be no assurance that the Company will be able to continue to obtain products from MicroAge, Ingram or its other vendors at prices or on terms acceptable to the Company, if at all. See "Business -- Suppliers."

  Although the Company has not experienced significant problems with its suppliers in the past, there can be no assurance that such relationships will continue or that, in the event of a termination of its relationships with either MicroAge or Ingram, or both of such suppliers, it would be able to obtain alternative sources of supply without a material disruption in the Company's ability to provide products to its customers. Any material disruption in the Company's supply of products would have a material adverse effect on the Company's results of operations. Furthermore, as is typical in the industry, the Company receives credits or allowances from many manufacturers for market development which are used to offset a portion of the Company's cost of products sold. Changes in the availability, structure or timing of these credits or allowances could materially and adversely affect the Company's results of operations. See "Business -- Suppliers."

DEPENDENCE ON KEY PERSONNEL

  The success of the Company for the foreseeable future depends largely on the continued services of its key executive officers and leading salespersons. The Company is particularly dependent upon Stan Gang, founder, Chairman of the Board, President and Chief Executive Officer of the Company, because of his industry knowledge, marketing skills, and relationships with major vendors and customers, as well as with the Company's employees. The loss of the services of Mr. Gang or any of the other key executive officers or leading salespersons could have a material adverse effect on the Company. Each executive officer has entered into an employment agreement with the Company which contains a non-competition covenant that extends for a period of up to eighteen months following termination of employment. Substantially all of the Company's salespersons have entered into agreements with the Company which contain non-disclosure and non-solicitation provisions. The Company maintains, and is the beneficiary of, a life insurance policy on the life of Stan Gang. The face amount of such policy is $2.0 million. The Company does not maintain key person life insurance on any of its other executive officers or salespersons. See "Business -- Employees," "Management -- Executive Compensation," " --
 Employment Agreements," and "--Key Man Insurance."

RISKS ASSOCIATED WITH RAPID TECHNOLOGICAL CHANGE

  The market for the products and services offered by the Company is characterized by rapidly changing technology and frequent new product and service introductions. The development and commercialization of new technologies and the introduction of new products and services can render existing products and services obsolete or unmarketable. The Company's continued success will depend on its ability to have access to such new products for resale, to attract and retain highly capable technical personnel, to enhance existing services, to develop additional services on a timely and cost-effective basis, to keep pace with technological developments and to address increasingly sophisticated client requirements. There can be no assurance that the Company will be successful in identifying and marketing service enhancements, or offering and supporting new products and services introduced by vendors in response to technological change. In addition, the Company may experience contractual or technical difficulties that could delay or prevent its ability to successfully deploy newly developed and introduced products.

POTENTIAL VOLATILITY OF STOCK PRICE

  The market price of the shares of Common Stock may be highly volatile. Factors such as actual or anticipated quarterly fluctuations in financial results, changes in recommendations or earnings estimates by securities analysts, announcements of technological innovations or new commercial products or services and the timing of announcements of acquisitions by the Company or its competitors, as well as market conditions in the IT products and services markets generally, may have a significant effect on the market price of the Common Stock. Furthermore, the stock market historically has experienced volatility which has particularly affected the market prices of securities of many technology companies and which sometimes has been unrelated to the operating performances of such companies. See "Price Range of Common Stock."

CONTROL BY EXISTING SHAREHOLDER; ANTI-TAKEOVER CONSIDERATIONS

  Upon completion of this offering, Stan Gang, the Company's founder, Chairman of the Board, President and Chief Executive Officer will own 30.6% of the Company's outstanding Common Stock (28.3% if the Underwriters' over-allotment option is exercised in full). Accordingly, Mr. Gang will have the ability to continue to exert significant influence with respect to the election of the members of the Company's Board of Directors and other corporate actions. See "Principal and Selling Shareholders."

  The Company has an authorized class of 3,000,000 shares of Preferred Stock which may be issued by the Board of Directors on such terms and with such rights, preferences and designations as the Board of Directors may determine without further shareholder action. Issuance of such Preferred Stock, depending upon the rights, preferences and designations thereof, may have the effect of delaying, deterring or preventing a change in control of the Company. In addition, certain "anti-takeover" provisions of the New Jersey Business Corporation Act, among other things, restrict the ability of certain shareholders to effect a merger or business combination or obtain control of the Company. See "Description of Capital Stock -- Preferred Stock" and " --
 Anti-takeover Provisions."

SHARES ELIGIBLE FOR FUTURE SALE

  Sales of substantial amounts of the Common Stock in the public market, whether by purchasers in the offering or other shareholders of the Company, or the perception that such sales could occur, may adversely affect the market price of the Common Stock and could impair the Company's future ability to raise capital through an offering of its equity securities. Upon completion of this offering, an aggregate of 4,203,990 shares, consisting of the 2,000,000 shares offered hereby, the 2,200,000 shares offered and sold pursuant to the Company's initial public offering of its Common Stock consummated in March and April 1996 and an aggregate of 3,990 shares issued pursuant to the exercise of vested stock options and resold pursuant to Rules 701 and 144 under the Securities Act of 1933, as amended (the "Securities Act") and an effective registration statement on Form S-8 filed by the Company, will be freely tradeable by persons other than "affiliates" of the Company without restriction. The remaining 2,050,000 shares held in the aggregate by Stan Gang and The Gang Annuity Trust are subject to "lock-up" agreements under which such shareholders have agreed not to sell or otherwise dispose of any of such shares of Common Stock without the prior written consent of Montgomery Securities until one year and 90 days, respectively, from the date of this Prospectus. Such shares of Common Stock will be eligible for resale after the expiration of the respective lock-up periods, subject to the provisions of Rule 144, including without limitation, the volume limitations thereunder. The 61,920 shares of Common Stock issuable upon the exercise of outstanding vested options are eligible for immediate resale in the public market pursuant to a registration statement on Form S-8 filed by the Company, although the holders of options to purchase 31,500 of such shares have agreed not to sell or otherwise dispose of such securities for a period of 90 days from the date of this Prospectus. See "Shares Eligible for Future Sale."

UNALLOCATED NET PROCEEDS

  A substantial portion of the anticipated net proceeds of this offering has not been designated for specific uses. Therefore, the Board of Directors of the Company will have broad discretion with respect to the use of the net proceeds of this offering. Failure to utilize the net proceeds within a reasonable period of time may result in a dilution of the Company's earnings per share which could have a material adverse effect on the price of the Company's Common Stock. See "Use of Proceeds."

ABSENCE OF DIVIDENDS

  The Company does not anticipate paying dividends on its Common Stock in the forseeable future. See "Dividend Policy."

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the 1,150,000 shares of Common Stock offered by the Company hereby are expected to be approximately $17.3 million (approximately $20.0 million if the Underwriters' over-allotment option is exercised in full), based on an offering price of $16.50 per share and after deducting the underwriting discount and the estimated offering expenses. The Company will not receive any proceeds from the sale of shares of Common Stock by the Selling Shareholders. See "Principal and Selling Shareholders."

  The Company intends to use a portion of the net proceeds from this offering to repay amounts outstanding under the Company's credit facility with First Union National Bank (approximately $4.7 million at March 31, 1997) and approximately $4.0 million of the net proceeds for the expansion of the services component of the Company's business and the enhancement of the Company's MIS infrastructure. Amounts outstanding under the credit facility were utilized by the Company for short-term working capital purposes and carry an interest rate equal to the bank's prime rate less 0.25% or LIBOR plus 1.50%. The balance of the net proceeds will be used for working capital and other general corporate purposes, including possible acquisitions of IT products and services businesses in order to expand the Company's service offerings, to add to or enhance its base of technical or sales personnel, or to provide desirable customer relationships. Although the Company reviews and considers possible acquisitions on an on-going basis, no specific acquisitions are being negotiated or planned as of the date of this Prospectus. Pending such uses, the net proceeds to the Company from this offering will be invested in short-term, investment-grade, interest-bearing instruments.

                          PRICE RANGE OF COMMON STOCK

  The Company's Common Stock has been traded on the Nasdaq National Market under the symbol ALPH since March 21, 1996 when the Company conducted its initial public offering. The following table sets forth, for the periods indicated, the high and low sales prices per share of Common Stock as reported by the Nasdaq National Market.

QUARTER ENDED                                                     HIGH    LOW
-------------                                                    ------- ------
March 1996 (from March 21, 1996)................................ $11 1/4 $10
June 1996.......................................................  12       8 1/2
September 1996..................................................  10 5/8   6 3/4
December 1996...................................................  16 3/8   9 1/2
March 1997......................................................  17 1/4  11 3/4
June 1997 (through June 12, 1997)...............................  20 1/2  11 7/8

  The prices shown above represent quotations among securities dealers, do not include retail markups, markdowns or commissions and may not represent actual transactions.

  On June 12, 1997, the last sales price of the Common Stock as reported by the Nasdaq National Market was $17.50 per share. The number of shareholders of record on March 31, 1997 was 115.

                                DIVIDEND POLICY

  Prior to the consummation of the Company's initial public offering of its Common Stock in March 1996, the Company had elected to be treated as an S Corporation for federal income tax purposes from 1986 and for New Jersey state income tax purposes from 1994. As a result, the net income of the Company for federal and certain state income tax purposes for such periods was reported by, and taxed directly to, the Company's then current shareholders. In 1995 and 1996, the Company made distributions to such shareholders in the form of dividends ($8.6 million) and net loan payments ($719,000) totalling $9.3 million (of which $3.1 million was to fund their 1994, 1995 and 1996 tax liabilities and $6.2 million represented substantially all of the Company's previously taxed but undistributed S Corporation earnings). See Notes 1 and 10 of Notes to Consolidated Financial Statements. Since such distributions and the termination of the Company's S Corporation status, the Company has applied and currently intends to continue to apply, its retained and current earnings toward the development of its business and to finance the growth of the Company. Consequently, the Company currently does not anticipate paying cash dividends in the foreseeable future. See "Management's Discussion and Analysis of Results of Operations and Financial Condition -- Liquidity and Capital Resources."

                                CAPITALIZATION

  The following table sets forth as of March 31, 1997 the actual capitalization of the Company and the capitalization of the Company as adjusted to reflect the sale of 1,150,000 shares of Common Stock offered by the Company hereby at an offering price of $16.50 per share and the anticipated application of the estimated net proceeds therefrom:

                                                              MARCH 31, 1997
                                                           --------------------
                                                                      AS
                                                           ACTUAL  ADJUSTED
                                                           ------- --------
                                                              (IN THOUSANDS)
Short-term debt, including current portion of capital
 lease obligations(1)..................................... $ 4,790 $   115
                                                           ======= =======
Shareholders' equity:
  Preferred Stock--$0.01 par value; authorized 3,000,000
   shares, none issued.................................... $    -- $    --
  Common Stock--$0.01 par value; authorized 15,000,000
   shares, 5,102,900 shares issued and outstanding,
   actual; 6,252,900 shares issued and outstanding, as
   adjusted(2)............................................      51      63
  Additional paid-in capital..............................  15,904  33,199
  Retained earnings(3) ...................................   4,127   4,127
                                                           ------- -------
    Total shareholders' equity............................  20,082  37,389
                                                           ------- -------
      Total capitalization................................ $20,082 $37,389
                                                           ======= =======

--------
(1) For information concerning the Company's long-term debt, see Note 6 of Notes to Consolidated Financial Statements.
(2) Excludes 747,100 shares of Common Stock reserved for issuance under the Company's 1995 Stock Plan, under which options to purchase 524,450 shares of Common Stock have been granted, 47,010 of which were then exercisable. Also excludes 100,000 shares of Common Stock reserved for issuance under the Company's 1995 Non-Employee Director Stock Option Plan, under which options to purchase 60,000 shares of Common Stock have been granted, 4,000 of which were then exercisable. See "Management -- 1995 Stock Plan" and "-- 1995 Non-Employee Director Stock Option Plan." Subsequent to March 31, 1997, 1,090 shares of Common Stock were issued upon the exercise of outstanding stock options granted under the 1995 Stock Plan.
(3) Reflects distributions of $7.3 million to S Corporation shareholders made in 1996.

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The selected consolidated financial data presented below have been derived from the consolidated financial statements of the Company audited by Price Waterhouse LLP, independent accountants. Consolidated balance sheets at December 31, 1995 and 1996 and the related consolidated statements of income, of changes in shareholders' equity and of cash flows for each of the three years in the period ended December 31, 1996 and notes thereto appear elsewhere in this Prospectus. The selected financial data presented below at December 31, 1992, 1993 and 1994 and for the years ended December 31, 1992 and 1993 have been derived from audited financial statements of the Company, which are not included in this Prospectus. The selected consolidated financial data as of March 31, 1997 and for the three months ended March 31, 1996 and 1997 have been derived from the unaudited consolidated financial statements of the Company and, in the opinion of management, include all adjustments (consisting only of normal recurring adjustments) which are necessary to present fairly the results of operations and financial position for such periods. The results of operations for the three months ended March 31, 1997 are not necessarily indicative of the results for any future period or for the full year ending December 31, 1997. The selected consolidated financial data set forth below should be read in conjunction with, and is qualified in its entirety by, the Company's consolidated financial statements, related notes and other financial information included elsewhere in this Prospectus.

                                                                           THREE MONTHS ENDED
                                    YEAR ENDED DECEMBER 31,                     MARCH 31,
                          ------------------------------------------------ --------------------
                            1992      1993      1994      1995    1996(1)    1996       1997
                          --------  --------  --------  --------  -------- ---------  ---------
                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF INCOME
 DATA:
Net sales:
 Product sales..........  $ 31,620  $ 41,641  $ 62,365  $ 62,516  $ 99,468 $  15,191  $  38,768
 Services and support...     3,812     5,400     8,103    11,500    20,137     4,105      7,733
                          --------  --------  --------  --------  -------- ---------  ---------
                            35,432    47,041    70,468    74,016   119,605    19,296     46,501
                          --------  --------  --------  --------  -------- ---------  ---------
Cost of sales:
 Product sales..........    27,018    36,295    54,445    54,579    88,218    13,283     34,493
 Services and
  support(2)............     2,647     3,776     5,127     6,869    12,915     2,609      5,028
                          --------  --------  --------  --------  -------- ---------  ---------
                            29,665    40,071    59,572    61,448   101,133    15,892     39,521
                          --------  --------  --------  --------  -------- ---------  ---------
Gross profit:
 Product sales..........     4,602     5,346     7,920     7,937    11,250     1,908      4,275
 Services and
  support(2)............     1,165     1,624     2,976     4,631     7,222     1,496      2,705
                          --------  --------  --------  --------  -------- ---------  ---------
                             5,767     6,970    10,896    12,568    18,472     3,404      6,980
                          --------  --------  --------  --------  -------- ---------  ---------
Operating expenses:
 Selling expenses.......     2,434     2,771     3,946     4,468     7,301     1,249      2,918
 General and
  administrative
  expenses(2)...........     2,785     3,547     3,767     3,925     5,446     1,176      2,036
                          --------  --------  --------  --------  -------- ---------  ---------
                             5,219     6,318     7,713     8,393    12,747     2,425      4,954
                          --------  --------  --------  --------  -------- ---------  ---------
Operating income........       548       652     3,183     4,175     5,725       979      2,026
Other income (expense),
 net....................       (77)      (92)     (107)      (86)      129       (18)       (58)
                          --------  --------  --------  --------  -------- ---------  ---------
Income before pro forma
 income taxes(3)........       471       560     3,076     4,089     5,854       961      1,968
Pro forma provision for
 income taxes(3)........       195       230     1,247     1,650     2,391       389        807
                          --------  --------  --------  --------  -------- ---------  ---------
Pro forma net
 income(3)..............  $    276  $    330  $  1,829  $  2,439  $  3,463 $     572  $   1,161
                          ========  ========  ========  ========  ======== =========  =========
Pro forma net income per
 share..................                                $   0.61  $   0.72 $    0.14  $    0.22
                                                        ========  ======== =========  =========
Weighted average common
 shares and common
 shares equivalent
 outstanding(4).........                                   3,988     4,829     4,043      5,293
                                                        ========  ======== =========  =========

                                         DECEMBER 31,
                              ----------------------------------- MARCH 31,
                               1992   1993   1994   1995   1996     1997
                              ------ ------ ------ ------ ------- ---------
                                               (IN THOUSANDS)
BALANCE SHEET DATA:
 Working capital............. $1,566 $2,478 $4,524 $5,033 $14,407  $14,592
 Total assets................  7,522  9,806 16,697 18,770  43,647   46,142
 Notes payable to bank.......  1,062     --  1,152     --      --    4,675
 Long term debt and capital
  lease obligations, less
  current portion............    140  1,131  1,455    590      41       --
 Shareholders' equity........  1,562  2,072  3,909  6,574  18,921   20,082

--------
(1) On July 24, 1996, the Company acquired certain assets of Lior, in a business combination accounted for under the purchase method, for $1.1 million, including acquisition costs, financed with a portion of the proceeds from the Company's initial public offering. The operations related to the acquired assets of Lior are included in the accompanying consolidated financial statements subsequent to July 24, 1996. See Note 2 of Notes to Consolidated Financial Statements.
(2) Commencing with the 1996 fourth quarter and year-end results, certain indirect costs which previously were classified as costs of services have been reclassified to general and administrative expenses to conform with current industry practices. Such expenses amounted to $1.1 million, $1.4 million, $1.7 million, $2.2 million and $3.1 million for the years ended December 31, 1992, 1993, 1994, 1995 and 1996, respectively, and $701,000 for the three months ended March 31, 1996. Throughout this Prospectus, all prior period financial information has been reclassified to conform with such presentation.
(3) Prior to the consummation of the Company's initial public offering of its Common Stock in March 1996, the Company had elected S Corporation treatment for federal income tax purposes from 1986 and for New Jersey state income tax purposes from 1994. The historical financial statements for the years 1992 through 1995, therefore, do not include a provision for federal and state income taxes for such periods, except for certain state income taxes imposed at the corporate level. Accordingly, for such periods and for the period January 1 through March 19, 1996 (the date on which the Company terminated its S Corporation status), pro forma net income has been computed as if the Company had been fully subject to federal and state income taxes based on the tax laws in effect during the respective periods. See Notes 1 and 10 of Notes to Consolidated Financial Statements.
(4) The weighted average common shares and common shares equivalent outstanding have been adjusted for (i) the number of shares that were required to fund the S Corporation distribution, less the outstanding loan to a principal shareholder, following the Company's initial public offering and (ii) certain stock options granted by the Company. See Notes 1 and 7 of Notes to Consolidated Financial Statements.

              MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF
                      OPERATIONS AND FINANCIAL CONDITION

GENERAL

  The Company is a single-source provider of IT products, services and support to Fortune 1000 and other large and mid-sized companies located primarily in the New York-to-Philadelphia corridor. The Company was formed in 1984 as an authorized reseller of computer hardware and software products, and since 1990, has been developing and offering related IT services. To date, most of the Company's net sales have been derived from IT product sales. In 1996, net product sales were 83.2% and services and support revenue was 16.8% of the Company's net sales. For the first quarter of 1997, net product sales were 83.4% and services and support revenue was 16.6% of the Company's net sales.

  The Company has entered into distribution agreements with MicroAge and Ingram, two of the nation's largest aggregators of computer products, to acquire most of its IT products for resale. The Company's relationship with MicroAge commenced in 1984, and as customer demand for IT products grew, the Company initiated its relationship with Ingram in 1994. The distribution agreements with MicroAge and Ingram give the Company access to such aggregators' extensive inventories and provide the Company with electronic ordering capability, product configuration and testing, warehousing and delivery. In general, the Company orders IT products, including workstations, servers, microcomputers, networking and communications equipment, and applications software from such aggregators on an as-needed basis, thereby reducing the Company's need to carry large inventories. During 1996, the Company acquired approximately 48% and 35% of its products for resale from MicroAge and Ingram, respectively.

  In general, there are no ongoing written commitments by customers to purchase products from the Company and all product sales are made on a purchase order basis. Furthermore, as the market for IT products has matured, price competition has intensified and is likely to continue to intensify. The Company's gross profits, margins and results of operations could be adversely affected by such continued product pricing pressure, a significant reduction in product purchase orders from the Company's customers, or a disruption in the Company's sources of product supply.

  The Company offers network consulting (including systems integration), workstation support, education, communications installation and IT staffing services. Services and support revenue is recognized as such services are performed. The Company's network consulting, workstation support and communications installation services are billed on a time and materials basis. The Company's education and IT staffing services are fee-based on a per-course and per-placement basis, respectively. Generally, the Company's service arrangements with its customers may be terminated by such customers with limited advance notice and without significant penalty. The most significant cost relating to the services component of the Company's business is personnel expenses which consist of salaries, benefits and payroll-related expenses. Thus, the financial performance of the Company's service business is based primarily upon billing margins (billable hourly rates less the costs to the Company of such service personnel on an hourly basis) and utilization rates (billable hours divided by paid hours). The future success of the services component of the Company's business will depend in large part upon its ability to maintain high utilization rates at profitable billing margins. The Company's utilization rates for service personnel likely will be adversely affected during periods of rapid and concentrated hiring. During the first quarter of 1997, the Company hired 134 additional service personnel. In addition, the competition for quality technical personnel has continued to intensify resulting in increased personnel costs for the Company and many other IT service providers, which has adversely affected the Company's billing margins.

  The Company's cost of sales includes primarily, in the case of product sales, the cost to the Company of products acquired for resale, and in the case of services and support revenue, salaries and related expenses for billable technical personnel. The Company's selling expenses consist primarily of personnel costs, including sales commissions earned by employees involved in the sales of IT products, services and support. These personnel include direct sales, sales support and marketing personnel. Sales commissions are recorded as revenue is recognized. General and administrative expenses consist of all other operating expenses, including primarily salaries and occupancy costs for administrative, executive and finance personnel. Commencing with the 1996 fourth quarter and year-end results, certain indirect costs which previously were classified as costs of services and support have been reclassified to general and administrative expenses to conform with current industry practices. Such expenses amounted to $1.7 million, $2.2 million and $3.1 million for the years ended December 31, 1994, 1995 and 1996, respectively, and $701,000 for the three months ended March 31, 1996. Throughout this Prospectus, all prior period financial information has been reclassified to conform with such presentation.

  The Company believes that its ability to provide a broad range of technical services, coupled with its traditional strength in satisfying its clients' IT product requirements and its long-term relationships with large clients, positions the Company to continue to grow the services component of its business, while further strengthening its product sales. As such, the Company anticipates that an increasing percentage of its gross profits in the future will be derived from the services and support component of its business. However, in the near term, the Company believes that product sales will continue to generate a significantly larger percentage of the Company's gross profit, particularly due to the acquisition of certain assets and the business of Lior in July 1996. See Note 2 of Notes to Consolidated Financial Statements. Due in part to such acquisition, the Company's sales of IT products increased substantially in the third and fourth quarters of 1996 and in the first quarter of 1997. In addition, the Company has begun to provide services and support to the Lior customers, which previously had purchased primarily computer products from Lior. The Company believes that its ability to be a single-source provider of IT products, services and support enables it to earn margins higher than it would earn if it sold products only.

RESULTS OF OPERATIONS

  The following table sets forth for the periods indicated certain financial data as a percentage of net sales, and the percentage change in the dollar amount of such data compared to the prior period:

                                              PERCENTAGE OF NET SALES
                                          -----------------------------------
                                                               THREE MONTHS
                                             YEAR ENDED            ENDED
                                            DECEMBER 31,         MARCH 31,
                                          -------------------  --------------
                                          1994   1995   1996    1996    1997
                                          -----  -----  -----  ------  ------
Net sales:
 Product sales...........................  88.5%  84.5%  83.2%   78.7%   83.4%
 Services and support....................  11.5   15.5   16.8    21.3    16.6
                                          -----  -----  -----  ------  ------
                                          100.0  100.0  100.0   100.0   100.0
Cost of sales............................  84.5   83.0   84.6    82.4    85.0
                                          -----  -----  -----  ------  ------
Gross profit.............................  15.5   17.0   15.4    17.6    15.0
                                          -----  -----  -----  ------  ------
Operating expenses:
 Selling expenses........................   5.6    6.1    6.1     6.5     6.3
 General and administrative expenses.....   5.4    5.3    4.5     6.1     4.4
                                          -----  -----  -----  ------  ------
                                           11.0   11.4   10.6    12.6    10.7
                                          -----  -----  -----  ------  ------
Operating income.........................   4.5    5.6    4.8     5.1     4.3
Other income (expense), net..............  (0.1)  (0.1)   0.1    (0.1)   (0.1)
                                          -----  -----  -----  ------  ------
Income before pro forma income taxes.....   4.4    5.5    4.9     5.0     4.2
Pro forma provision for income taxes.....   1.8    2.2    2.0     2.0     1.7
                                          -----  -----  -----  ------  ------
Pro forma net income.....................   2.6%   3.3%   2.9%    3.0%    2.5%
                                          =====  =====  =====  ======  ======
Gross profit (as a percentage of related
 net sales):
 Product sales...........................  12.7%  12.7%  11.3%   12.6%   11.0%
 Services and support....................  36.7%  40.3%  35.9%   36.4%   35.0%

 Comparison of the Three Months Ended March 31, 1997 and 1996

  Net sales. Net sales increased by 141.0%, or $27.2 million, from $19.3 million in the first three months of 1996 to $46.5 million in the first three months of 1997. Product sales increased by 155.2%, or $23.6 million, from $15.2 million in the first three months of 1996 to $38.8 million in the first three months of 1997. This increase was attributable primarily to increased demand from the Company's established customer base and to product sales resulting from the Company's July 1996 acquisition of certain assets and the business of Lior. Services and support revenue increased by 88.4%, or $3.6 million, from $4.1 million in the first three months of 1996 to $7.7 million in the first three months of 1997. This increase was attributable primarily to increased demand for the Company's service and support offerings, particularly its network consulting services, and to an increase in the number and size of client projects. In the first three months of 1997, sales to Nabisco, the Company's largest customer, accounted for approximately 23% of the Company's net sales. In addition, KPMG Peat Marwick accounted for approximately 11% of net sales during the 1997 quarter. There can be no assurance that such customers will continue to place orders with the Company or engage the Company to perform services and support at existing levels.

  Gross profit. The Company's gross profit increased by 105.1%, or $3.6 million, from $3.4 million in the first three months of 1996 to $7.0 million in the first three months of 1997. Gross profit margin decreased from 17.6% of net sales in the first three months of 1996 to 15.0% in the first three months of 1997. Gross profit margin attributable to product sales decreased from 12.6% in the first three months of 1996 to 11.0% in the first three months of 1997. The decrease in the gross profit margin for products during the first three months of 1997 was attributable primarily to continued industry-wide downward pricing pressure on sales of computer products, which typically results in margin deterioration on such sales, and increases in certain volume discounts provided by the Company to its customers. The Company expects that downward pricing pressure on products will continue and there can be no assurance that the Company will be able to sustain its margins on product sales in the future. Gross profit margin attributable to services and support revenue decreased from 36.4% of services and support revenue in the first three months of 1996 to 35.0% in the first three months of 1997. The decrease in the gross profit margin for services was attributable primarily to the fact that services and support revenue increased at a slower rate than related personnel and recruiting costs, as the Company accelerated the hiring and training of technical personnel in anticipation of the increased demand for its services thereby resulting in lower utilization of service and support personnel. The Company increased its staff of technical personnel from 242 at December 31, 1996 to 376 at March 31, 1997.

  Selling expenses. Selling expenses increased by 133.6%, or $1.7 million, from $1.2 million in the first three months of 1996 to $2.9 million in the first three months of 1997, but decreased from 6.5% to 6.3% of net sales, respectively. The increase in selling expenses in absolute dollars was primarily attributable to increased salesperson commissions and other support costs due to the increase in net sales, the increase in sales and marketing efforts associated with the Company's service and support offerings, the costs associated with the Company's new service offerings and the costs incurred in connection with the Company's expansion into the Philadelphia market.

  General and administrative expenses. General and administrative expenses increased by 73.1%, or $860,000, from $1.2 million in the first three months of 1996 to $2.0 million in the first three months of 1997, but decreased from 6.1% to 4.4% of net sales, respectively. The increase in general and administrative expenses in absolute dollars was due primarily to increases in personnel expenses, training costs, professional fees, depreciation charges and corporate insurance premiums. The decrease as a percentage of net sales was due primarily to the substantial increase in net sales.

 Comparison of Years Ended December 31, 1996 and 1995

  Net sales. Net sales increased by 61.6%, or $45.6 million, from $74.0 million in 1995 to $119.6 million in 1996. Product sales increased by 59.1%, or $37.0 million, from $62.5 million in 1995 to $99.5 million in 1996. This increase was attributable primarily to increased demand from the Company's established customer base and to product sales resulting from the Company's July 1996 acquisition of certain assets and the business of Lior. Services and support revenue increased by 75.1%, or $8.6 million, from $11.5 million in 1995 to $20.1 million in 1996. This increase was attributable primarily to increased demand for the Company's service and support offerings, particularly its network consulting services, and to an increase in the number and size of client projects. In 1996, sales to Nabisco, the Company's largest customer, accounted for approximately 17% of the Company's net sales. There can be no assurance that such customer will continue to place orders with the Company or engage the Company to perform services and support at existing levels.

  Gross profit. The Company's gross profit increased by 47.0%, or $5.9 million, from $12.6 million in 1995 to $18.5 million in 1996. Gross profit margin decreased from 17.0% of net sales in 1995 to 15.4% in 1996. Gross profit margin attributable to product sales decreased from 12.7% in 1995 to 11.3% in 1996. The decrease in such gross profit margin during 1996 was attributable primarily to continued industry-wide downward pricing pressure on sales of computer products, which typically results in margin deterioration on such sales and increases in certain volume discounts. The Company expects that downward pricing pressure on products will continue and there can be no assurance that the Company will be able to sustain its margins on product sales in the future. In addition, gross profit margin on product sales in the first half of 1995 was positively impacted by certain higher margin product sales. Gross profit margin attributable to services and support revenue decreased from 40.3% of services and support revenue in 1995 to 35.9% in 1996. The decrease in such gross profit margin was attributable primarily to the fact that services and support revenue increased at a slower rate than related personnel and recruiting costs, as the Company accelerated the hiring and training of technical personnel in anticipation of the increased demand for its services thereby resulting in lower utilization of service and support personnel. The Company increased its staff of billable technical personnel from 107 at December 31, 1995 to 242 at December 31, 1996.

  Selling expenses. Selling expenses increased by 63.4%, or $2.8 million from $4.5 million in 1995 to $7.3 million in 1996, but remained relatively constant at 6.1% of net sales in both years. The increase in selling expenses in absolute dollars was attributable primarily to increased salesperson commissions and other support costs due to the increase in net sales, the increase in sales and marketing efforts associated with the Company's service and support offerings, the costs associated with the Company's new service offerings and the costs incurred and associated with the Company's expansion into the Philadelphia market.

  General and administrative expenses. General and administrative expenses increased by 38.8%, or $1.5 million, from $3.9 million in 1995 to $5.4 million in 1996, but decreased from 5.3% to 4.5% of net sales, respectively. The increase in general and administrative expenses in absolute dollars was due primarily to increases in personnel expenses, training costs, professional fees, depreciation charges and corporate insurance premiums. The decrease as a percentage of net sales was due primarily to the substantial increase in net sales.

 Comparison of Years Ended December 31, 1995 and 1994

  Net sales. Net sales increased by 5.0%, or $3.5 million, from $70.5 million in 1994 to $74.0 million in 1995. Product sales in 1995 remained relatively constant at $62.5 million as compared to $62.4 million in 1994. Product sales to new customers and increased product sales to existing customers were offset by a decline in product sales to the Company's largest customer, Nabisco, which had a substantial increase in product sales in 1994. Services and support revenue increased by 41.9%, from $8.1 million in 1994 to $11.5 million in 1995. This increase was attributable primarily to increased demand for the Company's service and support offerings. During such period, certain customers which previously had purchased only products from the Company also engaged the Company for services and support. In 1995, sales to Nabisco accounted for approximately 20% of the Company's net sales.

  Gross profit. The Company's gross profit increased by 15.3%, or $1.7 million, from $10.9 million in 1994 to $12.6 million in 1995. Gross profit margin increased from 15.5% of net sales in 1994 to 17.0% of net sales in 1995. Gross profit margin attributable to product sales remained constant at 12.7% of product sales in both 1994 and 1995. Despite industry-wide downward pricing pressure on product sales, the Company was able to sustain its gross profit margin on product sales in 1995, as compared to 1994, due primarily to an increased percentage in 1995 of project-related product sales, which sales typically yield higher margins. Gross profit margin on product sales was higher in the first half of 1995 than in the latter half of the year due primarily to downward pricing pressure on product sales in the latter half of 1995 and to certain high margin product sales in the first six months of 1995. Gross profit margin attributable to services and support revenue increased from 36.7% of services and support revenue in 1994 to 40.3% in 1995. The increase in such gross profit margin was attributable primarily to the fact that services and support revenue increased at a faster rate than personnel costs and to increases in technical personnel utilization rates.

  Selling expenses. Selling expenses increased by 13.2%, or $522,000, from $3.9 million in 1994 to $4.5 million in 1995, and increased as a percentage of net sales from 5.6% in 1994 to 6.1% in 1995. The increase in such expenses was due primarily to costs associated with hiring additional sales, sales support and marketing personnel.

  General and administrative expenses. General and administrative expenses increased by 4.2%, or $158,000, from $3.8 million in 1994 to $3.9 million in 1995, but decreased as a percentage of net sales from 5.4% to 5.3% of net sales, respectively. The increase in general and administrative expenses in absolute dollars was due primarily to higher overhead costs associated with the Company's expansion of its administrative and support infrastructure which were partially offset by the payment in 1994 of a non-recurring executive bonus in connection with tax liabilities arising from the Company's status as an S Corporation.

PRO FORMA ADJUSTMENTS FOR INCOME TAXES

  Prior to the consummation of the Company's initial public offering of its Common Stock in March 1996, the Company had elected S Corporation treatment for federal income tax purposes from 1986 and for New Jersey state income tax purposes from 1994. As a result, for such tax periods, the Company's earnings were taxed directly to the Company's then current shareholders. The historical financial statements for the years 1992 through 1995, therefore, do not include a provision for federal and state income taxes for such periods, except for certain state income taxes imposed at the corporate level. Accordingly, for such periods and for the period January 1 through March 19, 1996 (the date on which the Company terminated its S Corporation status and became subject to federal and state income taxes at applicable C Corporation income tax rates) pro forma adjustments for income taxes were calculated as if the Company had been fully subject to federal and state income taxes based on the tax laws in effect for the respective periods using the criteria established under Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes." The pro forma effective tax rates for 1994, 1995 and 1996 and for the three months ended March 31, 1996 were 40.5%, 40.4%, 40.8% and 40.5%, respectively. See Notes 1 and 10 of Notes to Consolidated Financial Statements.

SELECTED QUARTERLY RESULTS OF OPERATIONS

  The following table presents certain condensed unaudited quarterly financial information for each of the nine most recent quarters in the period ended March 31, 1997. This information is derived from unaudited consolidated financial statements of the Company that include, in the opinion of the Company, all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of results of operations for such periods, when read in conjunction with the audited Consolidated Financial Statements of the Company and notes thereto appearing elsewhere in this Prospectus. Commencing with the 1996 fourth quarter and year-end results, certain indirect costs which previously were classified as costs of services have been reclassified to general and administrative expenses to conform with current industry practices. Throughout this Prospectus, all prior period financial information has been reclassified to conform with such presentation.

                                                             QUARTER ENDED
                           ----------------------------------------------------------------------------------------
                           MAR. 31,  JUNE 30,  SEPT. 30, DEC. 31,  MAR. 31,  JUNE 30,  SEPT. 30, DEC. 31,  MAR. 31,
                             1995      1995      1995      1995      1996      1996      1996      1996      1997
                           --------  --------  --------- --------  --------  --------  --------- --------  --------
STATEMENT OF INCOME DATA:                            (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net sales:
 Product sales...........  $15,835   $13,828    $15,535  $17,318   $15,191   $19,677    $25,466  $39,134   $38,768
 Services and support....    2,460     2,746      2,979    3,315     4,105     4,568      5,113    6,351     7,733
                           -------   -------    -------  -------   -------   -------    -------  -------   -------
                            18,295    16,574     18,514   20,633    19,296    24,245     30,579   45,485    46,501
                           -------   -------    -------  -------   -------   -------    -------  -------   -------
Cost of sales:
 Product sales...........   13,692    11,907     13,677   15,303    13,283    17,624     22,482   34,829    34,493
 Services and support....    1,521     1,635      1,751    1,962     2,609     3,086      3,227    3,993     5,028
                           -------   -------    -------  -------   -------   -------    -------  -------   -------
                            15,213    13,542     15,428   17,265    15,892    20,710     25,709   38,822    39,521
                           -------   -------    -------  -------   -------   -------    -------  -------   -------
Gross profit:
 Product sales...........    2,143     1,921      1,858    2,015     1,908     2,053      2,984    4,305     4,275
 Services and support....      939     1,111      1,228    1,353     1,496     1,482      1,886    2,358     2,705
                           -------   -------    -------  -------   -------   -------    -------  -------   -------
                             3,082     3,032      3,086    3,368     3,404     3,535      4,870    6,663     6,980
                           -------   -------    -------  -------   -------   -------    -------  -------   -------
Operating expenses:
 Selling expenses........    1,156     1,103      1,084    1,125     1,249     1,513      1,919    2,620     2,918
 General and administra-
  tive expenses..........      959       974        947    1,045     1,176     1,237      1,367    1,666     2,036
                           -------   -------    -------  -------   -------   -------    -------  -------   -------
                             2,115     2,077      2,031    2,170     2,425     2,750      3,286    4,286     4,954
                           -------   -------    -------  -------   -------   -------    -------  -------   -------
Operating income.........      967       955      1,055    1,198       979       785      1,584    2,377     2,026
Other income (expense),
 net.....................      (45)      (13)       (16)     (12)      (18)       83         59        5       (58)
                           -------   -------    -------  -------   -------   -------    -------  -------   -------
Income before pro forma
 income taxes............      922       942      1,039    1,186       961       868      1,643    2,382     1,968
Pro forma provision for
 income taxes............      372       380        419      479       389       352        674      976       807
                           -------   -------    -------  -------   -------   -------    -------  -------   -------
Pro forma net income.....  $   550   $   562    $   620  $   707   $   572   $   516    $   969  $ 1,406   $ 1,161
                           =======   =======    =======  =======   =======   =======    =======  =======   =======
Pro forma net income per
 share (primary).........  $  0.14   $  0.14    $  0.15  $  0.18   $  0.14   $  0.10    $  0.19  $  0.28   $  0.22
                           =======   =======    =======  =======   =======   =======    =======  =======   =======
AS A PERCENTAGE OF NET
 SALES:
Net sales:
 Product sales...........     86.6%     83.4%      83.9%    83.9%     78.7%     81.2%      83.3%    86.0%     83.4%
 Services and support....     13.4      16.6       16.1     16.1      21.3      18.8       16.7     14.0      16.6
                           -------   -------    -------  -------   -------   -------    -------  -------   -------
                             100.0     100.0      100.0    100.0     100.0     100.0      100.0    100.0     100.0
Cost of sales............     83.2      81.7       83.3     83.7      82.4      85.4       84.1     85.4      85.0
                           -------   -------    -------  -------   -------   -------    -------  -------   -------
Gross profit.............     16.8      18.3       16.7     16.3      17.6      14.6       15.9     14.6      15.0
                           -------   -------    -------  -------   -------   -------    -------  -------   -------
Operating expenses:
 Selling expenses........      6.3       6.6        5.9      5.4       6.5       6.2        6.3      5.7       6.3
 General and administra-
  tive expenses..........      5.3       5.9        5.1      5.1       6.1       5.1        4.4      3.7       4.4
                           -------   -------    -------  -------   -------   -------    -------  -------   -------
                              11.6      12.5       11.0     10.5      12.6      11.3       10.7      9.4      10.7
                           -------   -------    -------  -------   -------   -------    -------  -------   -------
Operating income.........      5.2       5.8        5.7      5.8       5.1       3.3        5.2      5.2       4.3
Other income (expense),
 net.....................     (0.2)     (0.1)      (0.1)    (0.1)     (0.1)      0.3        0.2      0.0      (0.1)
                           -------   -------    -------  -------   -------   -------    -------  -------   -------
Income before pro forma
 income taxes............      5.0       5.7        5.6      5.7       5.0       3.6        5.4      5.2       4.2
Pro forma provision for
 income taxes............      2.0       2.3        2.3      2.3       2.0       1.5        2.2      2.1       1.7
                           -------   -------    -------  -------   -------   -------    -------  -------   -------
Pro forma net income.....      3.0%      3.4%       3.3%     3.4%      3.0%      2.1%       3.2%     3.1%      2.5%
                           =======   =======    =======  =======   =======   =======    =======  =======   =======
Gross profit (as a
 percentage of related
 net sales):
 Product sales...........     13.5%     13.9%      12.0%    11.6%     12.6%     10.4%      11.7%    11.0%     11.0%
 Services and support....     38.2%     40.5%      41.2%    40.8%     36.4%     32.4%      36.9%    37.1%     35.0%

  The Company's net sales, gross profit, operating income, and net income have varied substantially from quarter to quarter and are expected to do so in the future. Many factors, some of which are not within the Company's control, have contributed and may in the future contribute to fluctuations in operating results. These factors include: the short-term nature of the Company's customers' commitments; patterns of capital spending by customers; the timing, size, and mix of product and service orders and deliveries; the timing and size of new projects, including projects for new customers; pricing changes in response to various competitive factors; market factors affecting the availability of qualified technical personnel; timing and customer acceptance of new product and service offerings; changes in trends affecting outsourcing of IT services; disruption in sources of supply; utilization rates of its technical personnel; changes in material, personnel, and other operating costs; and industry and general economic conditions. The Company also believes that, to a limited degree, its business is seasonal with a greater proportion of the Company's product sales occurring in the fourth quarter due to the capital budgeting and spending patterns of some of its larger customers. Operating results have been and may in the future also be affected by the cost, timing and other effects of acquisitions, including the mix of product and service revenues of acquired companies. The Company believes, therefore, that past operating results and period-to-period comparisons should not be relied upon as an indication of future operating performance.

  The Company experienced a decline in its results of operations during the quarter ended June 30, 1996 primarily due to a decrease in gross profit margin on product sales attributable to industry-wide downward pricing pressure on product sales and increases in certain volume discounts and to a decrease in gross profit margin on services and support revenue resulting from the fact that such revenue increased at a slower rate than related costs due to the accelerated hiring and training of technical personnel and lower utilization rates. Product sales in the third and fourth quarters of 1996 and in the first quarter of 1997 increased significantly due, in part to, the acquisition of Lior. The Company, however, does not expect product sales to continue to increase, if at all, in the remainder of 1997 to the same extent as they did in the third and fourth quarters of 1996 and in the first quarter of 1997.

  The Company's operating results have been and in the future will continue to be impacted by changes in technical personnel billing and utilization rates. Many of the Company's costs, particularly costs associated with services and support revenue, such as personnel and facilities costs, are fixed costs. The Company's expense levels are based in part on expectations of future revenues. Technical personnel utilization rates have been and are expected to continue to be adversely affected during periods of rapid and concentrated hiring. Depending upon the availability of qualified technical personnel, during periods of rapid growth the Company has utilized and in the future is likely to utilize contract personnel, which also adversely affects gross margins. Due to these and other factors, if the Company is successful in expanding its service offerings and revenue, periods of variability in utilization are likely to reoccur. In addition, during such periods the Company is likely to incur greater technical training costs. Quarterly results also may be impacted due to the fact that certain compensation-based employment taxes are limited per employee per calendar year and, as a result, the Company experiences a decrease in employment taxes as a percent of revenue during the calendar year.

BACKLOG

  The Company normally ships products within 30 days of receiving an order and, therefore, does not customarily have a significant backlog.

RECENTLY ISSUED ACCOUNTING STANDARDS

  In 1995, the Financial Accounting Standards Board issued Statement No. 123, "Accounting for Stock-Based Compensation" ("FAS 123") which requires companies to measure stock compensation plans based on the fair value method of accounting or to continue to apply APB No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and provide pro forma footnote disclosures under the fair value method. Effective January 1, 1996, the Company adopted the disclosure-only provisions of FAS 123 and continues to follow APB 25 and related interpretations to account for the Company's stock compensation plans.

  In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 128, "Earnings per Share" ("FAS 128"). The Statement is effective for financial statements for periods ended after December 15, 1997, and changes the method in which earnings per share will be determined. Adoption of FAS 128 by the Company is not expected to have a material impact on earnings per share.

LIQUIDITY AND CAPITAL RESOURCES

  In March and April 1996, the Company consummated an initial public offering of 2,200,000 shares of its Common Stock at a price of $10.50 per share. Of the 2,200,000 shares sold, 1,700,000 shares (including 100,000 shares issued and sold by the Company upon the exercise of the underwriters' over-allotment option) were issued and sold by the Company and 500,000 shares were sold by The Gang Annuity Trust. The Company did not receive any of the proceeds from the sale of shares by such selling shareholder. The net proceeds to the Company were $15.7 million.

  Since its inception, the Company has funded its operations primarily from cash generated by operations and, to a lesser extent, such cash has been augmented with funds from borrowings under the Company's credit facilities and the net proceeds from the Company's initial public offering. The Company's cash used in operations was $524,000 for the year ended December 31, 1994. During 1995, cash flow provided by operations was $5.9 million. However, during 1996, net cash used in operations was $4.6 million which was due primarily to an increase in accounts receivable arising from increased sales and, to a lesser extent, to an increase in inventories at December 31, 1996. The increase in inventories was attributable primarily to the purchase of computer equipment subject to firm purchase orders and then shipped to customers. The Company's cash used in operations was $4.9 million for the first quarter of 1997 and consisted primarily of an increase in accounts receivable of $4.3 million and a decrease in accounts payable and accrued expenses of $3.3 million, partially offset by net income of $1.2 million and a decrease in inventories of $1.2 million. The increase in accounts receivable in the first quarter of 1997 was primarily attributable to temporary delays in cash receipts from a few large customers and the increase in net sales. As measured in days sales outstanding, the Company's accounts receivable increased from 58 days at December 31, 1996 to 63 days at March 31, 1997. The decrease in accounts payable and accrued expenses in the first quarter of 1997 was primarily due to the timing of certain large payments related to inventory purchases. The Company's cash flow from operations has been and continues to be affected primarily by the timing of collection of accounts receivable, which accounts receivable have increased as net sales have increased.

  The Company's working capital was $5.0 million, $14.4 million and $14.6 million at December 31, 1995 and 1996, and at March 31, 1997, respectively.

  In 1995 and 1996, the Company made cash distributions to the then current shareholders of the Company in the form of dividends ($8.6 million) and net loan payments ($719,000), totalling $9.3 million (of which $3.1 million was to fund their 1994, 1995 and 1996 tax liabilities and $6.2 million represented substantially all of the Company's previously taxed but undistributed S Corporation earnings).

  The Company invested $457,000, $779,000, $3.1 million and $887,000 in capital equipment and leasehold improvements in 1994, 1995, 1996 and the first quarter of 1997, respectively. The significant increases in 1996 and the first quarter of 1997 were due primarily to purchases and upgrades of computer equipment and software utilized in-house, and development of the services component of the Company's business. Although there are no other material commitments for capital expenditures currently outstanding, the Company intends additional capital expenditures to continue the expansion of the services component of its business and for the enhancement of its MIS infrastructure. See "Use of Proceeds."

  The Company purchases certain inventory and equipment through financing arrangements with Deutsche Financial Services (a subsidiary of Deutsche Bank), IBM Credit Corporation and Finova Capital Corporation. At March 31, 1997, there were outstanding balances of $835,000, $2.2 million and $6.3 million, respectively, under such arrangements. Obligations under such financing arrangements are collateralized by substantially all of the assets of the Company. Finova Capital Corporation and First Union National Bank have entered into an intercreditor agreement with respect to their relative interests. Deutsche Financial Services and IBM Credit Corporation also have entered into an intercreditor agreement with respect to their relative interests.

  The Company has a revolving credit facility with First Union National Bank pursuant to which it may borrow up to a maximum of $7.0 million (at the bank's prime rate less 0.25% or at LIBOR plus 1.50%). Obligations under such credit facility are payable within 90 days following notice of termination by the bank, or expiration of such facility on May 30, 1997, whichever is earlier, and are collateralized by substantially all the assets of the Company. From time to time, the Company borrows under the credit facility to meet its working capital needs. There was $4.7 million in outstanding borrowings under the Company's revolving credit facility at March 31, 1997. See Note 6 of Notes to Consolidated Financial Statements.

  On March 7, 1997, the Company received a commitment from First Union National Bank to expand the Company's credit facility to enable the Company to borrow, based upon eligible accounts receivable, up to $15.0 million for short-term working capital purposes. Such facility, intended to expire in May 1998, includes a $2.5 million sublimit for letters of credit and a $5.0 million sublimit for acquisitions. Under the new facility the Company will be able to borrow (i) for working capital purposes at the bank's prime rate less 0.50% or LIBOR plus 1.25% and (ii) for acquisitions at the bank's prime rate less 0.25% or LIBOR plus 1.50%. The commitment contemplates that the Company's obligations under such facility will be collateralized by a first priority lien on the Company's accounts receivable and inventory, except for inventory for which the bank will have subordinated its position to certain other lenders pursuant to intercreditor agreements. Despite the executed commitment with the bank, there can be no assurance that the Company will consummate such credit facility.

  The Company has entered into a master lease agreement with First Union Leasing Group, Inc. under which the Company may lease up to $500,000 of equipment. Such agreement provides for equipment to be leased for three-year terms with transfer of ownership of the equipment to the Company at the end of the applicable equipment lease term. Capital lease obligations outstanding under these equipment leases, which expire in 1998, aggregated $144,000 and $115,000 at December 31, 1996 and March 31, 1997, respectively.

  As of December 31, 1995, the Company had a term loan from First Fidelity Bank, N.A. (the predecessor to First Union National Bank). The Company prepaid the entire outstanding balance of such term loan, $736,000 plus accrued interest, with a portion of the net proceeds from its initial public offering.

  The Company believes that the net proceeds of this offering, together with available funds, existing credit facilities and the cash flow expected to be generated from operations, will be adequate to satisfy its current and planned operations for at least the next 24 months.

                                   BUSINESS

GENERAL

  The Company is a single-source provider of IT products, services and support to Fortune 1000 and other large and mid-sized companies located primarily in the New York-to-Philadelphia corridor. The Company is authorized by many industry-leading manufacturers of IT products, including Cisco Systems, Compaq, Hewlett-Packard, IBM, Lucent Technologies, Microsoft, NEC and Novell, to resell their products and provide related services. Such products include workstations, servers, microcomputers, networking and communications equipment and applications software. Through its established vendor alliances with MicroAge and Ingram, major aggregators of computer hardware and software, the Company provides its customers with competitive pricing and value-added services such as electronic product ordering, product configuration, testing, warehousing and delivery. Additionally, since 1990, the Company has been developing related IT services and currently offers network consulting, workstation support, education, communications installation and IT staffing services. The Company's major customers include Nabisco, BASF Corporation, KPMG Peat Marwick, Summit Bank, Mercedes-Benz of North America, Matsushita, PSE&G, Polo-Ralph Lauren, Lucent Technologies, AT&T, Fuji Film, Innovex, CS First Boston, Johnson & Johnson, and Schindler Elevator.

INDUSTRY BACKGROUND

  Many organizations have become increasingly dependent on the use of IT as a competitive tool in today's business environment. The need to access and distribute data on a real-time basis throughout an organization and between organizations has led to the rapid growth in network computing infrastructures, which connect numerous and geographically dispersed end users via local and wide area networks. This growth has been driven by the emergence of industry standard hardware, software and communications tools, as well as the significant improvement in the performance, capacity and utility of such network-based equipment and applications.

  The acquisition, development and implementation of computer networks has, however, become increasingly complex for large organizations due to rapid and continual change in IT. Organizations must determine: (i) the type of PC platform, computer peripherals, and software applications to purchase among a vast array of product offerings; (ii) the optimal design of the network, allowing for both the integration of new systems and the upgrade of and migration from existing systems; and (iii) the level of ongoing support required by the network and end users. As organizations rely more heavily on IT as a key component of their operations and as end users demand the latest technologies, MIS departments must continually adapt to rapid change and the increasing complexity of designing, implementing and maintaining networks and related applications.

   As a result of the rapid changes in the IT products market and the risks associated with large capital expenditures, organizations increasingly rely on companies which offer and have knowledge of a wide variety of networking products and the ability to perform related technical services in a cost-effective manner. Additionally, many businesses increasingly are electing to outsource some or all of the management and support of their networks. The Company believes that the trend to outsourcing IT management functions is driven by the significant costs associated with maintaining a full-service internal MIS staff. Such organizations increasingly require MIS personnel with diverse technology skill sets in order to effectively adapt to such constant change. As a result, the costs of hiring, maintaining and continually educating a MIS department have grown significantly as demand for qualified personnel has intensified. These factors have motivated organizations to focus their resources on their core businesses and seek the expertise of independent providers of IT products and services. Accordingly, industry sources estimate that the U.S. market for all IT professional services was $49 billion in 1995 and may reach $97 billion by 2000.

  The Company believes that by working with a single-source provider of IT products, services and support, organizations will be able to adapt more quickly to technological changes and reduce their overall IT costs. Those companies which provide a broad range of product and service offerings, including network consulting, workstation support, education, communications installation and IT staffing services, as well as the ability to work as integral members of their clients' internal MIS teams, should be well positioned to capitalize on the anticipated growth of the IT products and services industry.

STRATEGY

  The Company's primary business objective is to become a leading single-source provider of high-quality IT products, services and support in its target markets. To this end, the Company intends to pursue the following strategies.

  Leverage Complementary Businesses. The Company intends to continue to combine the expertise of its technical personnel with its strong product procurement and marketing capabilities to provide comprehensive IT solutions to Fortune 1000 and other large and mid-sized companies. Since its inception, the Company has operated as an authorized reseller of IT equipment from leading manufacturers. The Company has established alliances with major aggregators of computer hardware and software so that it may provide its customers with competitive pricing, ready product availability and value-added services such as electronic product ordering, product configuration, testing, warehousing and delivery. Additionally, since 1990, the Company has been developing related IT services and currently offers network consulting, workstation support, education, communications installation and IT staffing services. The Company believes that its ability to provide a broad range of technical services, coupled with its traditional strength in satisfying its clients' hardware requirements, enables the Company to strengthen long-term relationships with its existing clients and affords cross-selling opportunities with new and existing clients.

  Broaden Service Offerings. The Company intends to broaden its IT service offerings in order to provide additional sales opportunities within its existing client base and to create sales opportunities with new clients. As part of this strategy, the Company began to offer new services to its clients in 1996, including IT staffing, remote help desk and Internet support services. All of such services remain in the early stage of marketing and client acceptance. In addition, the Company plans to offer new services in 1997, including remote network management and applications consulting. Upon successful completion, the remote network management service will enable the Company's Network Consultants to monitor and administer clients' LAN/WAN systems remotely from the Company's headquarters by means of dedicated communications links. The Company anticipates that its applications consulting services may include, among other services, custom software development and implementation of pre-packaged software applications. The Company believes that its ability to provide a wide array of IT products, services and support enables it to earn margins higher than it would earn if it sold products only.

  Expand and Develop Strategic Relationships. As the Company broadens its service offerings, it plans to generate additional business opportunities by developing strategic relationships with larger systems integrators and consulting firms to deliver complete technology solutions to customers. The Company has developed relationships with IT product manufacturers, such as Cisco Systems, Compaq, Hewlett-Packard, IBM, Microsoft, NEC and Novell, in order to maintain the authorization to resell and service their products and which result in referrals and sales opportunities. As the Company expands the services component of its business, it will need to continue to develop strategic relationships with other service providers and software developers to enhance its sales efforts. The Company recently developed relationships with IBM Global Services (formerly ISSC) and Lucent Technologies and intends to develop similar relationships with other consulting and technology firms. The Company believes that these relationships create opportunities for the Company to provide products and services complementary to those of its strategic partners and, as a result, meet the needs of clients requiring extensive IT solutions.

  Pursue Strategic Acquisitions. The Company intends to pursue acquisitions of IT products and services businesses in order to expand the Company's service offerings, to add or enhance technical or sales personnel, or to provide desirable customer relationships. In particular, the Company intends to focus its acquisition strategy on candidates which have a proven record of delivering high-quality technical services, a customer base of large and mid-sized companies that could benefit from the Company's services, or a regional strength which would enable the Company to further penetrate its target markets. In July 1996, the Company consummated its acquisition of certain assets and the business of Lior, which resulted in a substantial increase in product sales and opportunities to provide services and support to Lior customers which previously purchased primarily computer products from Lior. The Company believes that additional acquisition opportunities may be available to it upon completion of this offering, and intends to use a portion of the net proceeds from this offering or its equity securities to implement its acquisition strategy. See "Use of Proceeds."

PRODUCTS

  The Company is a reseller of IT products of leading hardware manufacturers and software developers. In 1996, 83.2% of the Company's net sales and 60.9% of its gross profit was generated from product sales. Such products include workstations, servers, microcomputers, networking and communications equipment and applications software. Through its established vendor alliances with MicroAge and Ingram, major aggregators of computer hardware and software, the Company provides its customers with competitive pricing and value-added services such as electronic product ordering, product configuration, testing, warehousing and delivery. The Company resells products of numerous industry-leading manufacturers of computer hardware, software and networking equipment. Such manufacturers include:


    3Com                DEC                   Intel                     Novell
    APC                 Dell                  Kingston                  Okidata
    Apple               Epson                 Lexmark                   SMC
    AST                 FORE Systems          Lotus                     Tecmar
    Bay Networks        Hayes                 Lucent Technologies       Tektronix
    Cisco Systems       Hewlett-Packard       Microsoft                 Toshiba
    Compaq              IBM                   NEC                       Xircom

  The Company obtains products from such manufacturers primarily through its relationships with MicroAge and Ingram. The Company's relationships with MicroAge and Ingram allow it to minimize inventory risk by ordering products primarily on an as-needed basis. The Company believes that in most instances, the cost-plus purchases from MicroAge and Ingram are at prices lower than those which could be obtained independently from the various manufacturers and other vendors. The Company utilizes electronic ordering and pricing systems that provide real-time status checks on the aggregators' extensive inventories. The Company maintains electronic data interchange links to other suppliers, thereby enabling the Company's sales team to schedule shipments accurately, arrange for product configuration services and provide electronically generated client price lists.

  In addition, product configuration and testing performed by MicroAge and Ingram allow the Company to customize orders to the business needs of customers, thereby ensuring quality control by minimizing the possibility of delivering defective or improperly configured equipment. This is accomplished by their ability to provide uniform and consistent configuration and loading of network and system applications.

SERVICES

  The Company's services and support consist of network consulting, workstation support, education, communications installation and IT staffing services. In 1996, such services accounted for 16.8% of the Company's net sales and 39.1% of its gross profit.

 Network Consulting Services

  The Company's Network Consultants provide clients with a wide array of IT and network consulting, integration and support services, including network design, implementation and installation, and remote help desk services. The Company's Network Consultants also provide technical staffing and project management services, including LAN/WAN performance analyses and system migration and upgrade services. The Company's consulting group also provides new technology feasibility and impact analyses, end-user group needs analyses and formulates disaster recovery plans for its customers. The Company provides its network consulting services 24 hours a day, seven days a week, on an as-needed basis.

  The Company's Network Consultants provide advanced network services and support, utilizing products of many industry-leading manufacturers including 3Com, Bay Networks, Cisco Systems, Compaq, FORE Systems, Hewlett-Packard, IBM, Microsoft and Novell. The Company's Network Consultants have knowledge and experience in such LAN/WAN operating systems as Microsoft Windows NT, Novell NetWare, UNIX and IBM OS/2. Such personnel support both long- and short-term engagements at client locations. At March 31, 1997, most of the Company's Network Consultants were on-site at various customer locations. The Company believes that as many large and mid-sized corporations continue to outsource many of their MIS requirements, there is an opportunity to expand the services it provides to companies in its target markets.

  The Company's Network Consultants have recently started to provide remote help desk and Internet/Intranet support services and are continuing to develop the Company's remote network management capabilities. The Company's remote help desk capabilities are fully operational and provide advanced technical support and comprehensive software application support. To date, eight customers are utilizing the Company's remote help desk. Since the end of 1996, the Company also has offered Internet/Intranet support services which include secure access, hosting and publishing services. The Company's net sales generated from remote help desk and Internet/Intranet services to date have not been significant. The Company's remote network management service capability continues to be under development and is currently in beta testing with one client. Such development has been slowed due to the Company's decision, in 1996, to allocate Network Consultants to billable client projects in order to meet increased demand for the Company's network consulting services rather than to internal remote network management development efforts. Upon successful completion, the remote network management service will enable the Company's Network Consultants to monitor and administer clients' LAN/WAN systems remotely from the Company's headquarters by means of dedicated communications links. The Company will be able to monitor many components of a client's network, including file servers, routers, database servers, concentrators, workstations, and printers and promptly notify clients of problems as they occur, remedy such problems and minimize or prevent the down-time of a networked system. The Company expects to allocate sufficient resources to such project upon completion of this offering, although no assurance can be given that such project will be completed within the Company's budget or, if completed, that it will meet client expectations or achieve market acceptance. See "Risk Factors--Risks Associated with New Service Offerings" and "Use of Proceeds."

 Workstation Support Services

  The Company's Workstation Analysts provide clients with a wide array of IT services for end users, including hardware and software installations, system upgrades and enhancements, maintenance, equipment management and applications help desk services. Several of the Company's largest customers require the Company's Workstation Analysts to be on-site at their facilities on a fully dedicated basis. At March 31, 1997, most of the Company's Workstation Analysts were on-site at customer locations. Other customers of the

Company rely on the Company's ability to provide dispatched on-site services in response to customer requests for service. Such support is available 24 hours a day, seven days a week, depending on the needs of the Company's customers. The Company's Workstation Analysts also service and repair equipment at the Company's facility pursuant to its depot, or drop-off, service. The Company tracks service requests through its customer database which maintains current status reports and historical logs of customer communications. The Company's capabilities include call dispatching, tracking and escalation. The Company's Workstation Analysts also provide customized configuration of software and hardware for workstations and servers and perform deployment to customer sites.

  The Company's Workstation Analysts are authorized by many industry-leading manufacturers, including AST, Compaq, Dell, Hewlett-Packard, IBM, NEC and Toshiba, to perform both in- and out-of-warranty maintenance services. The Company offers a warranty upgrade program to provide faster response and repair times, additional hours of coverage, warranty extensions and warranty administration services for customers who desire broader service offerings than those of the manufacturer. Most of the Workstation Analysts employed by the Company are "A+ Certified." The A+ Certification Program is sponsored by the Microcomputer Industry Association and is recognized by leading manufacturers as the industry-wide standard of professional competency for Workstation Analysts. The Company's Workstation Analysts service and support a wide variety of information technology products, including microcomputers, associated peripherals and application software.

 Education Services

  The Company operates four vendor authorized education facilities ("Learning Centers") which conduct technical education courses for clients, employees and the general public. The Company's Learning Centers offer authorized Microsoft, Novell and Lotus training classes on network operating systems, application software, groupware and the Internet. These Learning Centers are utilized by a variety of customers including network administrators, MIS executives, professional and administrative end users as well as the Company's own technical staff.

  The Company also is a Microsoft Authorized Technical Education Center to provide advanced education programs for technical professionals on Windows NT and Windows 95. Novell has designated the Company as a Novell Authorized Education Center to offer training for NetWare, UnixWare and GroupWise engineers and administrators. In addition, the Company is certified as a Lotus Authorized Education Center to provide training for Lotus Notes administrators, developers and end users. In addition, each Learning Center is a Sylvan Prometric Authorized Testing Center which provides independent testing services required for many training courses that lead to various industry certifications.

  The Learning Centers provide ancillary benefits to the Company by reducing the cost to train its own Network Consultants and Workstation Analysts and providing the Company with highly trained individuals. The Company believes that its education services, coupled with its technical placement services, provide it with a talented pool of available Network Consultants and Workstation Analysts. At March 31, 1997, the Company employed 68 technical trainees, 35 of whom had recently completed applicable training courses offered by the Company and 33 of whom were enrolled in such courses.

 Communications Installation Services

  As part of its strategy to offer customers a single-source solution to their IT needs, the Company provides telecommunications and data system cabling services, often in conjunction with other services. Several of the Company's Communications Engineers are Berk-Tek, Hubbell or AT&T certified. The Company's Communications Engineers design and install cabling for LANs and telecommunication equipment, including voice mail and paging systems. They also provide maintenance and upgrade services for their clients' telecommunications systems. The Company frequently coordinates with the appropriate telephone service provider to provide for customers' service requirements.

 IT Staffing Services

  In late 1996, the Company began to provide recruiting and placement services for technical personnel for temporary assignments and permanent positions. The Company currently has seven, full-time dedicated recruiters. Although such placement services are available to the Company's customers, to date, these services have been performed primarily for the Company to fulfill its own technical personnel needs.

SALES AND MARKETING

  The Company currently focuses its sales and marketing efforts on major corporations in its target markets through its direct sales and marketing departments consisting of 86 people at March 31, 1997. The Company believes that its direct sales and support personnel provide effective account penetration and management, enhanced communications and long-term relationships with its existing clients. To date, the Company has focused its sales and marketing efforts on Fortune 1000 and other large and mid-sized companies located primarily in the New York-to-Philadelphia corridor. Given the concentration of major corporations in such region and the trend to outsourcing of IT services, the Company does not anticipate the need to expand the geographic scope of its sales and marketing efforts outside of its traditional sales area in the near future.

  The Company has concentrated its efforts over the past few years on increasing the size and quality of its direct sales force, expanding its sales support infrastructure and developing a marketing department dedicated to supporting the efforts of the Company's various business segments. The Company's direct sales force is comprised of 42 sales persons as of March 31, 1997. Each salesperson's compensation is commission based. Sales personnel derive sales leads from individual business contacts, from leads generated by the marketing department's efforts and from customer referrals from suppliers and vendors.

  The Company continues to support the growth of its network consulting and other services businesses through the hiring of additional sales personnel. The Company's sales and marketing focus continues to be technology-driven, with its Network Consultants and Workstation Analysts participating with its direct sales personnel as part of the Company's team approach to sales. The Company's sales personnel also participate in training programs designed by manufacturers to introduce their new and upgrade products as well as to provide industry information and sales technique instruction. The Company believes that it maintains a competitive advantage by continually educating its sales force on the latest technologies and through the increased role of high-level technical personnel in the sales process.

  The Company's marketing department is responsible for coordinating the various sales and technical personnel that may be required in soliciting a particular project. The Company's marketing efforts include the creation and production of Company brochures, direct mail programs, new business marketing strategies and sales presentation materials for prospects.

CUSTOMERS

  During 1996, the Company had approximately 800 customers which purchased products from the Company or utilized its technical services, including many Fortune 1000 corporations in a variety of industries. The Company's major customers include:

    Nabisco                          Matsushita            Fuji Film
    BASF Corporation                 PSE&G                 Innovex
    KPMG Peat Marwick                Polo-Ralph Lauren     CS First Boston
    Summit Bank                      Lucent Technologies   Johnson & Johnson
    Mercedes-Benz of North America   AT&T                  Schindler Elevator

  The Company added several new clients during 1996 through its own sales and marketing efforts and as a result of the Lior acquisition, including KPMG Peat Marwick, Matsushita, PSE&G, Innovex and CS First Boston. During 1994, 1995, 1996 and the three months ended March 31, 1997, one customer, Nabisco, accounted for approximately 24%, 20%, 17% and 23% of the Company's net sales, respectively. In addition, KPMG Peat Marwick accounted for approximately 11% of net sales during the three months ended March 31, 1997. No other customer accounted for more than 10% of the Company's net sales during 1994, 1995, 1996 and the three months ended March 31, 1997. Sales to the Company's top 10 customers totaled approximately 74%, 68%, 63% and 73% of net sales for 1994, 1995, 1996 and the three months ended March 31, 1997, respectively.

  In general, there are no ongoing written commitments by customers to purchase products from the Company. All product sales by the Company are made on a purchase order basis. In addition, the Company normally ships products within 30 days of receiving an order and, therefore, does not customarily have a significant backlog. A significant reduction in orders from any of the Company's largest customers could have a material adverse effect on the Company's results of operations. There can be no assurance that the Company's largest customers will continue to place orders with the Company or that orders by such customers will continue at their previous levels. Although the Company has service contracts with many of its customers to provide systems integration and other services, such service contracts generally are terminable upon relatively short notice. There can be no assurance that the Company's service customers will continue to enter into service contracts with the Company or that existing contracts will not be terminated.

SUPPLIERS

  The Company relies on manufacturers and aggregators of computer hardware, software and peripherals to develop, manufacture and supply all of the computer components sold and serviced by the Company. The Company primarily utilizes MicroAge and Ingram, leading aggregators, to procure the majority of its products for resale to its customers.

  The Company has purchased products on a cost-plus basis from MicroAge since the Company's inception in 1984. In July 1994, the Company renewed its agreement with MicroAge. Under such agreement, the Company is required to purchase a minimum of $100,000 of products from MicroAge per quarter. During 1994, 1995, 1996 and the first quarter of 1997, the Company purchased from MicroAge approximately 73%, 64%, 48% and 33%, respectively, of the products sold by the Company. Such purchases totaled approximately $39.8 million, $35.2 million, $46.3 million and $11.6 million during such respective periods. The MicroAge agreement may be terminated by the Company with or without cause upon 90 days prior written notice and may be terminated by MicroAge under limited circumstances upon 90 days prior written notice. The Company also purchases computer products from Ingram on a cost-plus basis. The Company's relationship with Ingram was initiated by the Company in late 1994 to help ensure its clients of product availability and competitive pricing. The Company's purchases from Ingram accounted for approximately 9%, 17%, 35% and 50% of the Company's total product purchases in 1994, 1995, 1996 and the first quarter of 1997, respectively. The agreement with Ingram may be terminated with or without cause by either party upon 30 days prior written notice. The Company's agreements with MicroAge and Ingram provide for discounted pricing and rebates provided that the Company meets agreed-upon purchase level targets.

  In addition to its agreements with MicroAge and Ingram, the Company maintains standard authorized dealership agreements directly with many leading manufacturers of computer hardware and software. Under the terms of these agreements, the Company is authorized to resell to end users and provide warranty service on the products of such manufacturers. The Company's status as an authorized reseller is essential to the operation of the Company's business. In general, the agreements do not require minimum purchases and include termination provisions ranging from immediate termination to termination upon 90 days prior written notice. Many of such agreements are based upon the Company's continued relationships with authorized aggregators. The Company, however, generally does not purchase products directly from these manufacturers because the Company believes that MicroAge and Ingram provide it with several advantages, including competitive pricing, limited inventory risk, ready product availability, product quality assurance, access to the various vendors which may be required on a particular project, electronic product ordering, product configuration, testing and warehousing. The Company has not entered into any long-term contracts with its suppliers, electing to purchase computers, computer systems, components and parts on a purchase order basis. As a result, there can be no assurance that such products will be available as required by the Company at prices or on terms acceptable to the Company.

COMPETITION

  The markets for the Company's products and services are characterized by intense competition. The Company believes that the principal competitive factors in the market for IT products and services include price, customer service, breadth of product and service offerings, product availability, technical expertise, the availability of skilled technical personnel, adherence to industry standards, financial stability and reputation. The Company's competitors include established computer product manufacturers (some of which supply products to the Company), distributors, aggregators, computer resellers (many of which are able to purchase products at prices lower than the Company), systems integrators and IT service providers. Many computer product manufacturers sell to customers through their direct sales organizations and certain of them have announced their intentions to enhance such direct sales efforts. Many of the Company's current and potential competitors have longer operating histories and financial, sales, marketing, technical and other resources substantially greater than those of the Company. As a result, the Company's competitors may be able to adapt more quickly to changes in customer needs or to devote greater resources than the Company to the sales of IT products and the provision of IT services. Such competitors could also attempt to increase their presence in the Company's markets by forming strategic alliances with other competitors or customers of the Company, offer new or improved products and services to the Company's customers or increase their efforts to gain and retain market share through competitive pricing. As the market for IT products has matured, price competition has intensified and is likely to continue to intensify and has resulted in continued industry-wide downward pricing pressure. In addition, competition for quality technical personnel has continued to intensify, resulting in increased personnel costs for many IT service providers. Such competition in IT products and services has adversely affected, and likely will continue to adversely affect, the Company's gross profits, margins and results of operations. Furthermore, the Company believes there are low barriers to entry into its markets which enable new competitors to offer competing products and services. There can be no assurance that the Company will be able to continue to compete successfully with existing or new competitors.

  The Company believes that it competes with its competitors by providing a single-source solution for its customers' IT products and services needs and by providing a wider range of high quality services to the MIS departments and end users of its corporate clients. The Company also believes that it distinguishes itself from its competition on the basis of its technical expertise, competitive pricing, vendor alliances, relationships with MicroAge and Ingram, direct sales strategy and customer service orientation. Based on the level of the Company's recurring business with many of its large customers, the Company believes that it compares favorably to many of its competitors with respect to the principal competitive factors set forth above.

EMPLOYEES

  As of March 31, 1997, the Company employed 509 persons, of whom 286 were technical personnel (consisting of 133 Network Consultants, 126 Workstation Analysts, 15 Communications Engineers and 12 instructors), 86 were engaged in sales and marketing, 62 were engaged in finance and administration and 7 were engaged as IT staffing recruiters. The Company also employed 68 technical trainees who either had recently completed applicable training courses offered by the Company or were enrolled in such courses at March 31, 1997. In addition, the Company engaged 22 persons primarily on a temporary-to-permanent basis at March 31, 1997, of which 2 were Network Consultants and 20 were Workstation Analysts. The total number of technical personnel engaged by the Company has grown significantly in recent years, from 38 at December 31, 1992, or 36% of its workforce, to 376 at March 31, 1997, or 71% of its workforce.

  None of the Company's employees is represented by a collective bargaining agreement. Substantially all of the Company's employees have executed an invention assignment and confidentiality agreement. In addition, the Company requires that all new employees execute such agreement as a condition of employment by the Company. The Company believes that it has been successful in attracting and retaining skilled and experienced personnel. There is increasing competition for experienced sales and marketing personnel and technical professionals. The Company considers relations with its employees to be satisfactory.

  The Company's success depends in part on its ability to attract, hire, train and retain qualified managerial, technical and sales and marketing personnel, particularly for systems integration, support services and training. Competition with other service providers and internal corporate MIS departments for such personnel is intense as many of the Company's larger competitors recently have announced their intentions to aggressively hire technical personnel on a large scale. There can be no assurance that the Company will be successful in attracting and retaining the technical personnel it requires to conduct and expand its operations successfully. The

Company's ability to implement its strategy to expand and broaden the services component of its business and its results of operations could be materially adversely affected if the Company were unable to attract, hire, train and retain qualified technical personnel.

FACILITIES

  The Company currently leases or subleases all of its facilities. The Company leases its headquarters in Cedar Knolls, New Jersey, totaling approximately 38,000 square feet of office space. The lease expires in September 2003 and contains renewal options for two additional five-year terms. The Company's headquarters includes sufficient space for its sales and marketing, network consulting, workstation support, administrative, finance and management personnel, as well as its primary Learning Center. The Company also leases office space for three additional Learning Centers in Eatontown, Iselin and Saddle Brook, New Jersey as well as its customer technology facility located in Parsippany, New Jersey. The Company also leases office space in King of Prussia, Pennsylvania which serves as the Company's Philadelphia-area sales office and as a site for a planned Learning Center. In addition, the Company leases office space for sales personnel in New York City. The Company anticipates leasing additional office space beginning in the second half of 1997 for its customer technology facility where the Company will perform warehousing, configuration, dispatching and repair services. See Note 8 of Notes to Consolidated Financial Statements.

LEGAL PROCEEDINGS

  On February 13, 1996, the Company, as plaintiff, filed a complaint and jury demand in the Superior Court of New Jersey Chancery Division: Morris County, against two former employees of the Company and their current employer (together, the "Defendants"). Such complaint relates to a civil action for damages, a temporary restraining order and preliminary and permanent injunctive relief against the Defendants and alleges theft of services, theft of Company property, theft of corporate opportunity, and unauthorized use of Company credit cards by the Defendants. The Company is seeking restitution from certain of the Defendants and additional compensatory damages from another Defendant. The Company intends to vigorously pursue all available remedies against the Defendants. The litigation remains in an early stage of discovery and, therefore, the Company currently is unable to evaluate the likelihood of a favorable outcome for the Company. The Company believes that some or all of its damages in connection with the litigation may be covered by insurance. In any event, Stan Gang, the Company's founder, Chairman of the Board, President and Chief Executive Officer and majority shareholder, has agreed to indemnify the Company for any and all losses which the Company may sustain, up to $1.0 million, arising from or relating to the alleged wrongful conduct of the Defendants. In connection therewith, Mr. Gang paid $675,000 of his personal funds to the Company. Pursuant to the terms of the agreement between the Company and Mr. Gang, the Company shall reimburse Mr. Gang in the event and to the extent that the Company is awarded and collects damages from the Defendants, receives sums as a result of a settlement between the Company and the Defendants, or receives proceeds under an insurance policy. See "Management--Compensation Committee Interlocks and Insider Participation."

  There is no other material litigation pending to which the Company is a party or to which any of its property is subject.

                                  MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

  The executive officers and directors of the Company are as follows:

   NAME                     AGE POSITION
   ----                     --- --------
   Stan Gang...............  62   Chairman of the Board, President and Chief Executive
                                  Officer
   Sophien Bennaceur.......  35   Executive Vice President and Chief Operating Officer
   Gary S. Finkel..........  40   Vice President, Chief Financial Officer and
                                  Treasurer
   John Centinaro..........  41   Vice President -- Sales
   John Crescenzo..........  48   Vice President -- Customer Technology Services
   Bruce Flitcroft.........  31   Vice President -- Network Consulting Services
   Lawrence Mahon..........  34   Vice President -- National Accounts
   Philip M. Pfau..........  42   Vice President -- Operations and Administration
   Dennis Samuelson........  40   Vice President -- Education Services
   Michael Gang............  30   Secretary and Director
   Michael R. Bruce........  58   Director
   David J. Sorin, Esq.....  39   Director
   Susan H. Wolford........  41   Director

  Stan Gang founded the Company and has served as Chairman of the Board, President and Chief Executive Officer of the Company since 1984. Mr. Gang has nearly 40 years of experience in the computer sales and services industry. Prior to joining the Company, Mr. Gang was employed by IBM Corporation for 10 years in technical capacities and by MAI Equipment Corporation for five years and Memorex Telex Corporation for 13 years in various management capacities.

  Sophien Bennaceur joined the Company in October 1996 and currently serves as Executive Vice President and Chief Operating Officer. Prior to joining the Company, Mr. Bennaceur served as Chief Information Officer of SAP America, Inc., a major international business applications software company, from April 1996 until September 1996. Prior to that, Mr. Bennaceur was Director of MIS and Director of Product Development of Ceridian Corporation, an information services company, from September 1992 to March 1996.

  Gary S. Finkel joined the Company in October 1995 and currently serves as Vice President, Chief Financial Officer and Treasurer. Prior to joining the Company, Mr. Finkel served as Vice President and Chief Financial Officer of Continental Health Affiliates, Inc. ("CHA"), a diversified publicly-held health care provider, from 1989 through October 1995 in various financial management positions. He also was Vice President, Chief Financial Officer and Treasurer of Infu-Tech, Inc., a publicly-held 59% owned subsidiary of CHA from 1992 through October 1995. Prior to that, from 1982 to 1989, he held various financial management positions at Sony Corporation of America. Mr. Finkel is a Certified Public Accountant.

  John Centinaro joined the Company in February 1992 and currently serves as Vice President -- Sales. Prior to joining the Company, from 1978 to 1992, Mr. Centinaro served as Regional Business Operations Manager and National Account Service Manager with Memorex Telex Corporation. Mr. Centinaro is a member of the Association for Field Service Management.

  John Crescenzo joined the Company in September 1991 and currently serves as Vice President -- Customer Technology Services. Prior to joining the Company, Mr. Crescenzo served in various executive management capacities with Memorex Telex Corporation for nearly twenty years working in mainframe, communication and microcomputer services.

  Bruce Flitcroft joined the Company in August 1990 and currently serves as Vice President -- Network Consulting Services. Prior to joining the Company, Mr. Flitcroft was President of a computer network services company, DATAR IDS Corp., which he founded in 1986. The Company acquired DATAR IDS Corp. in 1990.

  Lawrence Mahon joined the Company in July 1985 and currently serves as Vice President -- National Accounts. Prior to joining the Company, he held various positions with a Computerland franchisee.

  Philip M. Pfau joined the Company in February 1994 and currently serves as Vice President -- Operations and Administration. Prior to that, he acted as an independent consultant for the Company from September 1993 to February 1994. Prior to joining the Company, Mr. Pfau held various financial positions with the Customer Service Division of TRW, Inc., including, Controller from January 1988 to August 1993 and Financial Planning Manager from January 1986 until December 1987. Mr. Pfau is a Certified Public Accountant.

  Dennis Samuelson joined the Company in October 1989 and currently serves as Vice President -- Education Services. Prior to joining the Company, Mr. Samuelson held various staff management positions with AT&T and was Manager of the AT&T Information Center which provided programming and support to AT&T's General Business Systems division. Mr. Samuelson is a former member of the Novell Advisory Board and a current member of the Certification Advisory Board of Sylvan Prometric. In addition, he is a former President and currently is a member of the Board of Directors of the Information Technology Training Association.

  Michael Gang joined the Company in April 1989 as Corporate Account Manager and has been a Director and Secretary of the Company since September 1995.

  Michael R. Bruce has been a Director of the Company since September 1995. Since 1993, Mr. Bruce has been a business consultant to several IT companies. Until July 1993, Mr. Bruce was president and chief executive officer of Systems Industries, a storage systems company specializing in open systems and DEC attachments. Prior to that, Mr. Bruce was chief operating officer of Sequoia Systems, Inc., a company specializing in fault tolerant on-line transaction processing systems. Earlier in his career, Mr. Bruce served IBM for 29 years in various executive and management positions.

  David J. Sorin, Esq. has been a Director of the Company since May 1996. Mr. Sorin currently is, and since 1993 has been, the Managing Partner of the Princeton, New Jersey office of the law firm Buchanan Ingersoll, counsel to the Company. Prior to joining Buchanan Ingersoll, Mr. Sorin was a partner with another law firm. Earlier in his career, he was an associate with Davis, Polk & Wardwell, a New York City-based law firm. Mr. Sorin also serves as a member of the Board of Directors of the New Jersey Technology Council, a not-for-profit organization serving the high technology community.

  Susan H. Wolford has been a Director of the Company since May 1996. Ms. Wolford currently is Senior Vice President with Parker/Hunter Incorporated, one of the Underwriters. Prior to joining Parker/Hunter Incorporated in 1995, Ms. Wolford was a Managing Director with PNC Securities Corp. from 1992 to 1995. Prior to that, she was a Senior Vice President of Kidder, Peabody & Co. Incorporated in New York from 1981 to 1991.

  Other than Stan Gang and Michael Gang, who are father and son, there are no family relationships among any of the directors, executive officers and key employees of the Company.

  All directors hold office until the next annual meeting of shareholders and until their successors are duly elected and qualified. The Board of Directors has a Compensation Committee, which approves salaries and certain incentive compensation for management and key employees of the Company; an Audit Committee, which reviews the results and scope of the audit and other services provided by the Company's independent accountants; and an Option Committee, which administers the Company's 1995 Stock Plan. The Company's Audit Committee is comprised of Stan Gang, Messrs. Bruce and Sorin and Ms. Wolford. The Option Committee is made up of Messrs. Bruce and Sorin and Ms. Wolford and the Compensation Committee is comprised of Stan Gang, Mr. Bruce and Ms. Wolford.

  Executive officers of the Company are elected annually by the Board of Directors and serve until their successors are duly elected and qualified.

DIRECTORS' COMPENSATION

  Each of the Company's outside (non-employee) directors receives compensation of $1,000 per meeting for each regularly-scheduled meeting in which he or she participates. In addition, each of the outside members of the Board who serve on the Audit, Option and/or Compensation Committee of the Board receives a $500 fee per meeting for each regularly-scheduled Committee meeting in which such Committee member participates, as long as such Committee meeting or meetings is or are held on a day or days other than the day of a regularly-scheduled Board meeting. The Company also provides reimbursement to directors for reasonable and necessary expenses incurred in connection with attendance at meetings of the Board of Directors or its Committees. Outside directors will also receive stock options pursuant to the Company's 1995 Non-Employee Director Stock Option Plan and directors who are also employees are eligible to participate in the Company's 1995 Stock Plan. See "--1995 Stock Plan" and "--1995 Non-Employee Director Stock Option Plan."

EXECUTIVE COMPENSATION

 Summary of Compensation in 1996

  The following table sets forth information concerning compensation for services in all capacities awarded to, earned by or paid to the Company's Chief Executive Officer and the four most highly compensated executive officers of the Company whose aggregate cash compensation exceeded $100,000 (collectively, the "Named Executives") during the years ended December 31, 1995 and 1996.

                          SUMMARY COMPENSATION TABLE

                                                                LONG-TERM
                                                               COMPENSATION
                                                               ------------
                                   ANNUAL COMPENSATION            AWARDS
                              -------------------------------- ------------
                                                                SECURITIES
                                                OTHER ANNUAL    UNDERLYING     ALL OTHER
NAME AND PRINCIPAL            SALARY    BONUS  COMPENSATION(2)   OPTIONS    COMPENSATION(3)
POSITION (1)             YEAR   ($)      ($)         ($)           (#)            ($)
------------------       ---- -------   ------ --------------- ------------ ---------------
Stan Gang............... 1996 250,000     --         --             --           3,000
 President and Chief     1995 212,512     --         --             --           1,870
 Executive Officer
Gary S. Finkel.......... 1996 125,000   15,000       --            3,500         1,677
 Vice President, Chief   1995  21,795(4)  --         --           10,000          --
 Financial Officer and
 Treasurer
Bruce Flitcroft......... 1996 162,000   85,000       --           10,000         3,000
 Vice President --       1995 162,375   35,000       --           20,000         3,000
 Network Consulting
 Services
Lawrence Mahon.......... 1996 155,000     --         --            2,500          --
 Vice President --       1995 155,000     --         --           12,500          --
 National Accounts
Dennis Samuelson........ 1996 150,000     --         --            2,500(5)      3,000
 Vice President --       1995  86,250   88,750       --           20,000         3,000
 Education Services

--------
(1) Sophien Bennaceur became Executive Vice President and Chief Operating Officer of the Company effective October 14, 1996. His current annual base salary is $225,000.
(2) The costs of certain benefits are not included because they did not exceed, in the case of each Named Executive, the lesser of $50,000 or 10% of the total annual salary and bonus as reported above.
(3) Represents 401(k) contributions made by the Company on behalf of the Named Executive.
(4) Mr. Finkel joined the Company in October 1995.
(5) Excludes 800 shares subject to options granted in September 1996 to Virginia R. Samuelson, an employee of the Company and the wife of Dennis Samuelson.

 Stock Option Grants in 1996

  The following table sets forth information concerning individual grants of stock options made pursuant to the Company's 1995 Stock Plan during 1996 to each of the Named Executives. The Company has never granted any stock appreciation rights.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                       INDIVIDUAL GRANTS
                         -----------------------------------------------
                                                                           POTENTIAL
                                                                           REALIZABLE
                                                                            VALUE AT
                                                                         ASSUMED ANNUAL
                                                                         RATES OF STOCK
                         NUMBER OF                                           PRICE
                         SECURITIES    PERCENT OF                         APPRECIATION
                         UNDERLYING       TOTAL      EXERCISE              FOR OPTION
                          OPTIONS    OPTIONS GRANTED OR BASE                TERM(3)
                         GRANTED(2)  TO EMPLOYEES IN  PRICE   EXPIRATION --------------
NAME(1)                     (#)        FISCAL YEAR    ($/SH)     DATE    5% ($) 10% ($)
-------                  ----------  --------------- -------- ---------- ------ -------
Stan Gang...............     --            --           --        --       --     --
Gary S. Finkel..........    3,500         1.5%         9.00    9/15/06   19,810  50,203
Bruce Flitcroft.........   10,000         4.3%         9.00    9/15/06   56,600 143,437
Lawrence Mahon..........    2,500         1.1%         9.00    9/15/06   14,150  35,859
Dennis Samuelson........    2,500(4)      1.1%         9.00    9/15/06   14,150  35,859

--------
(1) Mr. Bennaceur was granted options to purchase 30,000 shares of Common Stock effective October 14, 1996 at an exercise price of $11.375 per share.
(2) Options are granted pursuant to and in accordance with the Company's 1995 Stock Plan. See "--1995 Stock Plan."
(3) Represents the difference between (i) the market value of the Common Stock for which the option may be exercised, assuming that the market value of the Common Stock on the date of grant appreciates in value to the end of the ten-year option term at rates of 5% and 10% per annum, respectively and (ii) the exercise price of the option. On the grant date of the options, the fair market value of the Company's underlying Common Stock was $9.00 per share.
(4) Excludes 800 shares subject to options granted in September 1996 to Virginia R. Samuelson, an employee of the Company and the wife of Dennis Samuelson.

 Aggregated Option Exercises in 1996 and Fiscal Year-End Option Values

  The following table sets forth information concerning each exercise of options during 1996 by each of the Named Executives and the fiscal year-end number and value of unexercised options held by each of the Named Executives.

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR-END OPTION VALUES

                                                  NUMBER OF SECURITIES  VALUE OF UNEXERCISED
                                                 UNDERLYING UNEXERCISED     IN-THE-MONEY
                                                   OPTIONS AT FISCAL     OPTIONS AT FISCAL
                           SHARES                     YEAR-END(#)           YEAR-END ($)
                         ACQUIRED ON    VALUE         EXERCISABLE/          EXERCISABLE/
NAME                     EXERCISE(#) REALIZED($)     UNEXERCISABLE        UNEXERCISABLE(1)
----                     ----------- ----------- ---------------------- --------------------
Stan Gang ..............     --          --              --/--                 --/--
Gary S. Finkel .........     --          --           2,000/11,500          14,000/80,500
Bruce Flitcroft.........     --          --           4,000/26,000         28,000/182,000
Lawrence Mahon..........    2,500      10,625            --/12,500              --/87,500
Dennis Samuelson........     --          --           4,000/18,500(2)      28,000/129,500

--------
(1) Based on a year-end fair market value of the underlying securities equal to $16.00 per share.
(2) Excludes 800 shares subject to options granted in September 1996 to Virginia R. Samuelson, an employee of the Company and the wife of Dennis Samuelson.

1995 STOCK PLAN

  The Company's 1995 Stock Plan (the "Plan") was adopted by the Board of Directors and approved by the shareholders of the Company on August 25, 1995. A total of 746,010 shares of Common Stock are reserved for issuance upon exercise of options granted or to be granted under the Plan. The Plan is administered by the Option Committee of the Board of Directors of the Company. Subject to the provisions of the Plan, the administrator of the Plan has the discretion to determine the optionees, the type of options to be granted (incentive stock options ("ISOs") or non-qualified stock options ("NQSOs")), the vesting provisions and the terms of the option grants. The exercise price of an ISO may not be less than the fair market value per share of the Common Stock on the date of grant. The exercise price of a NQSO may not be less than 85% of the fair market value per share of the Common Stock on the date of grant. In the case of an optionee who beneficially owns 10% or more of the outstanding capital stock of the Company, the exercise price of an option may not be less than 110% of the fair market value per share on the date of grant. The options terminate not more than ten years from the date of grant, subject to earlier termination on the optionee's death, disability or termination of employment with the Company. Options are not assignable or otherwise transferable except by will or the laws of descent and distribution. The options become exercisable in five equal annual installments commencing one year after the date of grant provided that the optionee then remains an employee at the time of vesting of the installments.

1995 NON-EMPLOYEE DIRECTOR STOCK OPTION PLAN

  On August 25, 1995, the Board of Directors and shareholders adopted the Company's 1995 Non-Employee Director Stock Option Plan (the "Non-Employee Director Plan"), effective September 1, 1995. The Non-Employee Director Plan provides for the grant of options to purchase a maximum of 100,000 shares of Common Stock of the Company to non-employee Directors of the Company. The Non-Employee Director Plan is administered by the Board of Directors. As of March 31, 1997, options to purchase an aggregate of 60,000 shares of Common Stock had been granted in accordance with the terms of such plan.

  Each person who was a director of the Company on the effective date of the Company's initial public offering or became or becomes a director of the Company thereafter, and who is not also an employee or officer of the Company was or shall be granted, on the effective date of such offering or the date on which he or she became or becomes a director, whichever is later, an option to purchase 20,000 shares of Common Stock, at an exercise price per share equal to the then fair market value of the shares. All options become exercisable in five equal annual installments commencing one year after the date of grant provided that the optionee then remains a director at the time of vesting of the installments. Each annual installment of options will be reduced proportionately based on the optionee's actual attendance at Board of Directors' meetings if the optionee fails to attend at least 80% of such meetings held in any calendar year. The term of each option will be for a period of ten years from the date of grant, unless sooner terminated in accordance with the Non-Employee Director Plan. Options may not be assigned or transferred except by will or by the laws of descent and distribution, or pursuant to domestic relations order, and are exercisable to the extent vested at any time prior to the scheduled expiration date of the option. The Non-Employee Director Plan terminates on the earlier of August 31, 2005 or at such time as all shares of Common Stock currently or hereafter reserved for issuance shall have been issued.

401(K) PLAN

  The Company's 401(k) Plan is a tax-qualified plan covering its employees who elect to participate in the 401(k) Plan. The Company may make discretionary matching cash contributions (not to exceed 2% of the salary of the participating individual employee). All employee contributions are fully vested at all times and contributions by the Company to the 401(k) Plan vest over a six-year period based upon years of service. Benefits will normally be distributed to an employee upon (i) the employee reaching age 59 1/2, (ii) the employee's retirement with the Company, (iii) the employee's death or disability, (iv) the termination of the employee's employment with the Company, or (v) the termination of the 401(k) Plan.

EMPLOYMENT AGREEMENTS

  The following executive officers of the Company entered into three-year employment agreements with the Company, each commencing October 1, 1995. Under the terms of their respective agreements, Messrs. Gang, Centinaro, Crescenzo, Flitcroft, Mahon, Pfau and Samuelson currently are entitled to an annual base salary of $250,000, $125,000, $125,000, $200,000, $155,000, $90,000 and
$150,000, respectively, and bonuses, the amounts and payment of which are within the discretion of the Board of Directors or the Compensation Committee thereof.

  Effective November 1, 1995, the Company and Mr. Finkel executed a three-year employment agreement pursuant to which Mr. Finkel currently is entitled to an annual base salary of $130,000 and a bonus, the amount and payment of which is within the discretion of the Board of Directors or the Compensation Committee thereof. Effective October 14, 1996, the Company and Mr. Bennaceur executed a one-year employment agreement, terminable at will by either party, pursuant to which Mr. Bennaceur currently is entitled to an annual base salary of $225,000 and a bonus, the amount and payment of which is within the discretion of the Board of Directors or the Compensation Committee thereof.

  The above-described agreements require each executive to maintain the confidentiality of Company information and assign inventions to the Company. In addition, each of such executive officers has agreed that during the term of his respective agreement and thereafter for a period of up to 18 months, provided that such executive officer is being compensated at one-half of his annual base salary under such agreement, such person will not compete with the Company by engaging in any capacity in any business which is competitive with the business of the Company.

  In addition to the foregoing employment contracts, the Company has executed indemnification agreements with each of its executive officers and Directors pursuant to which the Company has agreed to indemnify such parties to the full extent permitted by law, subject to certain exceptions, if such party becomes subject to an action because such party is a Director, officer, employee, agent or fiduciary of the Company.

  Substantially all of the Company's employees have executed an invention assignment and confidentiality agreement pursuant to which the employee agrees to keep confidential all proprietary information of the Company and to assign to the Company all rights in any proprietary information or inventions made or contributed by the employee during his or her employment. In addition, the Company requires that all new employees execute such agreement as a condition of employment by the Company.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  The Compensation Committee is comprised of Stan Gang, Michael Bruce and Susan Wolford. The Option Committee is comprised of Messrs. Bruce and Sorin and Ms. Wolford. There are no Compensation Committee or Option Committee interlocks between the Company and any other entities involving the Company's executive officers and Board of Directors who serve as executive officers of such entities.

  From time to time until consummation of the Company's initial public offering, the Company made loans to and received loans from Stan Gang. All outstanding loans made by the Company to Stan Gang, totaling $413,000 at December 31, 1995, were repaid by Mr. Gang in 1996.

  Mr. Gang agreed to indemnify the Company for any and all losses which the Company may sustain, up to $1.0 million arising from or relating to the alleged wrongful conduct of two of its former employees and the current employer of such former employees (the "Defendants") and to date has paid $675,000 of his personal funds to the Company in connection with an indemnification arrangement with the Company. Pursuant to the terms of the agreement between the Company and Mr. Gang, the Company shall reimburse Mr. Gang in the event and to the extent that the Company is awarded and collects damages from the Defendants, receives sums as a result of a settlement between the Company and the Defendants, or receives proceeds under an insurance policy. See "Business -- Legal Proceedings."

  On March 19, 1996, in connection with the Company's initial public offering of its Common Stock, the Company terminated its status as an S Corporation. In connection therewith, the Company declared a distribution made in March 1996, of substantially all of the Company's previously taxed but undistributed earnings of $6.2 million. The recipients of such distribution were the then current shareholders of the Company, consisting solely of Stan Gang and The Gang Annuity Trust, a trust created by Stan Gang for the benefit of certain members of Mr. Gang's family. See "Principal and Selling Shareholders."

  On July 24, 1996, the Company consummated the acquisition of certain assets and the business of Lior. The Company purchased such assets and business for an aggregate purchase price of $1.0 million, of which $900,000 was paid at closing and $100,000 was paid in January 1997. The Company funded the purchase price from proceeds raised in its initial public offering. The Company did not assume any liabilities of Lior, other than the obligations to perform under certain purchase orders and service contracts. The Company acquired such assets and business from Stan Gang, who had purchased such assets for the same consideration directly from Lior on July 18, 1996 pending approval of the transaction by the Company's Board of Directors.

  Susan H. Wolford has been a Senior Vice President of Parker/Hunter Incorporated since 1995. Parker/Hunter Incorporated is acting as one of the Underwriters in this offering. As compensation for the services of the Underwriters in this offering, the Underwriters will receive an underwriting discount. Parker/Hunter Incorporated also acted as one of the representatives of the underwriters in the Company's initial public offering consummated in March and April 1996, prior to Ms. Wolford's election to the Board of Directors of the Company in May 1996. As compensation for services of the underwriters in the initial public offering, the underwriters received a 7% underwriting discount.

  David J. Sorin has been the Managing Partner of the Princeton, New Jersey office of the law firm Buchanan Ingersoll since 1993. Buchanan Ingersoll has been counsel to the Company since 1995.

KEY MAN INSURANCE

  Stan Gang is a key employee of the Company and his contribution to the Company has been and will be a significant factor in the Company's future success. The loss of Mr. Gang could adversely affect the Company's business. The Company maintains, and is the beneficiary of, a life insurance policy on the life of Stan Gang. The face amount of such policy is $2.0 million.

                             CERTAIN TRANSACTIONS

  In 1996, the Company paid, as compensation for services rendered to the Company and for sales generated, an aggregate of $520,240 to Michael Gang, the son of Stan Gang, the Company's Chairman of the Board, President, and Chief Executive Officer. Michael Gang serves as Secretary and as a salesperson for the Company and has served as a director of the Company since September 1995.

  For transactions involving Stan Gang, David J. Sorin and Susan H. Wolford, each a director of the Company, see "Management -- Compensation Committee Interlocks and Insider Participation."

  In 1995, the Board of Directors of the Company adopted a policy requiring that any future transactions between the Company and its officers, directors, principal shareholders and their affiliates be on terms no less favorable to the Company than could be obtained from unrelated third parties and that any such transactions be approved by a majority of the disinterested members of the Company's Board of Directors.

                      PRINCIPAL AND SELLING SHAREHOLDERS

  The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock at March 31, 1997, and as adjusted to reflect the sale of the shares of Common Stock offered hereby, by (i) each person who is known to the Company to own beneficially more than 5% of the outstanding shares of Common Stock, (ii) each of the Company's directors and Named Executives, (iii) the Selling Shareholders, and (iv) all directors and executive officers of the Company as a group.

                                    SHARES                         SHARES
                              BENEFICIALLY OWNED  NUMBER OF  BENEFICIALLY OWNED
                             PRIOR TO OFFERING(1)  SHARES    AFTER OFFERING(1)
                             --------------------   BEING   --------------------
NAME                          NUMBER   PERCENT(2)  OFFERED   NUMBER   PERCENT(2)
----                         --------- ---------- --------- --------- ----------
Stan Gang(3)
 7 Ridgedale Avenue
 Cedar Knolls, NJ 07927....  2,550,000    50.0%    635,000  1,915,000    30.6%
The Gang Annuity Trust(4)
 c/o Andrew Kimmel, Esq.
 185 Ridgedale Avenue
 Cedar Knolls, NJ 07927....    350,000     6.9     215,000    135,000     2.2
Gary S. Finkel(5)..........      2,000     *         --         2,000     *
Lawrence Mahon(6)..........     --         --        --        --         --
Bruce Flitcroft(7).........      7,075     *         --         7,075     *
Dennis Samuelson(8)........      4,200     *         --         4,200     *
Michael Gang(4)(9).........      3,000     *         --         3,000     *
Michael R. Bruce(10).......      5,000     *         --         5,000     *
David J. Sorin, Esq.(11)...      4,000     *         --         4,000     *
Susan H. Wolford(12).......      4,200     *         --         4,200     *
All directors and executive
 officers as a group
 (13 persons)(3)(13).......  2,585,975    50.4     635,000  1,950,975    31.0

--------
 *  Less than one percent.
(1) Except as set forth in the footnotes to this table and subject to applicable community property law, the persons named in the table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by such shareholder.
(2) Applicable ownership percentage is based on 5,102,900 shares of Common Stock outstanding on March 31, 1997 and 6,252,900 shares of Common Stock outstanding after the completion of this offering. Excludes 1,090 additional shares issued and outstanding after March 31, 1997 upon the exercise of stock options.
(3) Does not include the shares of Common Stock owned by The Gang Annuity Trust dated January 3, 1994. Mr. Gang expressly disclaims beneficial ownership of such shares.
(4) The trustee of such trust is Andrew Kimmel, Esq., the settlor and income beneficiary is Stan Gang and the beneficiaries of the trust are Stan Gang's two adult children, including Michael Gang. Such trust is an irrevocable five-year annuity trust which terminates automatically on January 3, 1999 pursuant to which, until termination, the trust will pay an annuity amount from the net income of the trust to Mr. Gang or his estate, if applicable, no less than quarter annually, in an amount equal to the greater of $60,000 or the entire net income of the trust estate for such period. In the event net income is insufficient to pay such annuity amount, the principal of the trust will be used for the payment of such annuity amount. Upon termination of the annuity term, any remaining principal not required to be paid to Mr. Gang in satisfaction of the final annuity amount shall be divided equally and put into two separate trusts to be established for the benefit of Mr. Gang's two adult children, each of whom will be an income beneficiary of such respective trust until termination pursuant to the terms thereof, at which time all remaining principal shall be distributed to such children, respectively. Mr. Kimmel, as trustee, has full voting and dispositive power with respect to the shares of the Company held by the trust.
(5) Represents 2,000 shares of Common Stock underlying options which are exercisable as of March 31, 1997 or within 60 days after such date. Excludes 11,500 shares underlying options which become exercisable over time after such period.
(6) Does not include options to purchase 12,500 shares of Common Stock not currently vested.
(7) Represents 4,000 shares of Common Stock underlying options which are exercisable as of March 31, 1997 or within 60 days after such date, 1,230 shares owned by Mr. Flitcroft and his wife, and 1,845 shares held by his wife as custodian for minor children. Excludes 46,000 shares underlying options which become exercisable over time after such period.
(8) Represents 4,000 shares of Common Stock underlying options which are exercisable as of March 31, 1997 or within 60 days after such date and 200 shares held as custodian for minor children. Excludes 18,500 shares underlying options which become exercisable over time after such period and 800 shares subject to options not currently vested and owned by his wife, an employee of the Company.
(9) Represents 3,000 shares of Common Stock underlying options which are exercisable as of March 31, 1997 or within 60 days after such date. Excludes 12,000 shares underlying options which become exercisable over time after such period. In addition, excludes the shares owned by The Gang Annuity Trust. Mr. Gang expressly disclaims beneficial ownership of such shares.
(10) Includes 4,000 shares of Common Stock underlying options which are exercisable as of March 31, 1997 or within 60 days after such date. Excludes 16,000 shares underlying options which become exercisable over time after such period.
(11) Represents 4,000 shares of Common Stock underlying options which are exercisable as of March 31, 1997 or within 60 days after such date. Excludes options to purchase 16,000 shares of Common Stock granted to Mr. Sorin on May 3, 1996 pursuant to the Non-Employee Director Plan which are not currently vested.
(12) Represents 4,000 shares of Common Stock underlying options which are exercisable as of March 31, 1997 or within 60 days after such date and 200 shares owned as custodian for a minor child. Excludes options to purchase 16,000 shares of Common Stock granted to Ms. Wolford on May 3, 1996 pursuant to the Non-Employee Director Plan which are not currently vested.
(13) Includes 6,500 shares of Common Stock underlying options granted to executive officers of the Company not individually listed on the table which are exercisable as of March 31, 1997 or within 60 days after such date and includes an aggregate of 25,000 shares of Common Stock underlying options granted to individuals listed above which are exercisable as of March 31, 1997 or within 60 days after such date. Excludes 214,500 shares underlying options granted to executive offers and directors which become exercisable over time after such period.

                         DESCRIPTION OF CAPITAL STOCK

  The Company's authorized capital stock consists of 15,000,000 shares of Common Stock, $.01 par value per share, and 3,000,000 shares of undesignated Preferred Stock, $.01 par value per share. At March 31, 1997, there were 5,102,900 shares of Common Stock issued and outstanding and held of record by 115 shareholders. There are no shares of Preferred Stock designated or issued.

  The following statements are brief summaries of certain provisions with respect to the Company's capital stock contained in its Amended and Restated Certificate of Incorporation, a copy of which is incorporated by reference as an exhibit to the Registration Statement. The following summary is qualified in its entirety by reference thereto.

COMMON STOCK

  Holders of shares of Common Stock are entitled to one vote for each share held of record on matters to be voted on by the shareholders of the Company. Holders of shares of Common Stock will be entitled to receive dividends, subject to the rights of preferred shareholders, if any, when, as and if declared by the Board of Directors and to share ratably in the assets of the Company legally available for distribution to its shareholders in the event of the liquidation, dissolution or winding-up of the Company. Holders of Common Stock have no preemptive, subscription, redemption or conversion rights. All of the issued and outstanding shares of Common Stock are, and all shares of Common Stock to be sold in this offering will be, duly authorized, validly issued, fully paid and nonassessable.

PREFERRED STOCK

  The Company's Board of Directors may without further action by the Company's shareholders, from time to time, direct the issuance of shares of Preferred Stock in series and may, at the time of issuance, determine the rights, preferences and limitations of each series. The holders of Preferred Stock would normally be entitled to receive a preference payment in the event of any liquidation, dissolution or winding-up of the Company before any payment is made to the holders of the Common Stock. The Company does not presently intend to issue any series of Preferred Stock.

  The overall effect of the ability of the Company's Board of Directors to issue Preferred Stock may be to render more difficult the accomplishment of mergers or other takeover or change-in-control attempts. To the extent that this ability has this effect, removal of the Company's incumbent Board of Directors and management may be rendered more difficult. Further, this may have an adverse impact on the ability of shareholders of the Company to participate in a tender or exchange offer for the Common Stock and in so doing diminish the market value of the Common Stock. See "Risk Factors -- Control by Existing Shareholders; Anti-takeover Considerations."

LIMITATION OF DIRECTOR LIABILITY

  The Amended and Restated Certificate of Incorporation of the Company limits the liability of directors and officers of the Company to the Company or its shareholders to the fullest extent permitted by New Jersey law. Specifically, directors and officers of the Company will not be personally liable for money damages for breach of a duty as a director or an officer, except for liability
(i) for any breach of the director's or officer's duty of loyalty to the Company or its shareholders, (ii) for acts or omissions not in good faith or which involve a knowing violation of law, (iii) as to directors only, under section 14A:6-12(1) of the New Jersey Business Corporation Act, which relates to unlawful declarations of dividends or other distributions of assets to shareholders or the unlawful purchase of shares of the corporation, or (iv) for any transaction from which the director or officer derived an improper personal benefit.

ANTI-TAKEOVER PROVISIONS

  The Company is governed by the provisions of Section 14A:10A-1 et seq., the New Jersey Shareholders Protection Act (the "New Jersey Act"), of the New Jersey Business Corporation Act, an anti-takeover law. In general, the statute prohibits a publicly-held New Jersey corporation from engaging in a "business combination" with an "interested shareholder" for a period of five years after the date of the transaction in which the person became an interested shareholder, unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested shareholder. An "interested shareholder" is a person who, together with affiliates and associates, owns (or within three years, did own) 10% or more of the corporation's voting stock. After the five-year waiting period has elapsed, a business combination between a corporation and an interested shareholder will be prohibited unless the business combination is approved by the holders of at least two-thirds of the voting stock not beneficially owned by the interested shareholder, or unless the business combination satisfies the New Jersey Act. The New Jersey Act's fair price provision is intended to provide that all shareholders (other than the interested shareholders) receive a fair price for their shares.

TRANSFER AGENT AND REGISTRAR

  The transfer agent and registrar for the Common Stock is American Stock Transfer & Trust Company.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Upon completion of this offering, the Company will have outstanding 6,253,990 shares of Common Stock. Of these shares, the 2,000,000 shares sold in this offering, the 2,200,000 shares offered and sold pursuant to the Company's initial public offering of Common Stock consummated in March and April 1996, and an aggregate of 3,990 shares of Common Stock issued upon the exercise of vested stock options and resold in reliance on Rules 144 and 701 under the Act and an effective registration statement on Form S-8 filed by the Company will be freely transferable by persons other than "affiliates" of the Company without restriction or further registration under the Act. The remaining 2,050,000 shares of Common Stock outstanding are "restricted securities" (the "Restricted Shares") within the meaning of Rule 144 under the Act and may not be sold in the absence of registration under the Act unless an exemption from registration is available, including an exemption afforded by Rule 144.

  Mr. Gang, the Company's founder, President and Chief Executive Officer, and The Gang Annuity Trust, the holders of the outstanding Restricted Shares have agreed, subject to certain exceptions, not to offer, sell or otherwise dispose of any shares of Common Stock for a period of one year and 90 days, respectively, after the date of this Prospectus without the prior written consent of Montgomery Securities. In addition, the Company's other directors and executive officers have agreed, subject to certain exceptions, not to offer, sell or otherwise dispose of any shares of Common Stock for a period of 90 days after the date of this Prospectus without the prior written consent of Montgomery Securities. Following the expiration of the lock-up periods, all of the Restricted Shares and the shares held by the other directors and executive officers will be eligible for resale in the public market pursuant to Rule 144, subject to certain limitations described below.

  Rule 144, as currently in effect, provides that an affiliate of the Company or a person (or persons whose sales are aggregated) who has beneficially owned restricted securities for at least one year but less than two years is entitled to sell, commencing 90 days after the date of this Prospectus, within any three-month period, a number of shares that does not exceed the greater of one percent of the then outstanding shares of Common Stock (62,540 shares immediately after this offering) or the average weekly trading volume in the Common Stock during the four calendar weeks preceding such sale. Sales under Rule 144 also are subject to certain manner-of-sale provisions, notice requirements and the availability of current public information about the Company. However, a person who is not an "affiliate" of the Company at any time during the three months preceding a sale, and who has beneficially owned restricted securities for at least two years, is entitled to sell such shares under Rule 144 without regard to the limitations described above.

  As of the date of this Prospectus, there were outstanding vested options to purchase an aggregate of 61,920 shares of Common Stock. Such shares are eligible for immediate resale in the public market pursuant to a registration statement on Form S-8 filed by the Company, although the holders of options to purchase 31,500 of such shares have agreed not to sell or otherwise dispose of such securities for a period of 90 days from the date of this Prospectus.

  The Common Stock has been traded on the Nasdaq National Market since March 21, 1996. Nevertheless, sales of a substantial amount of the Common Stock in the public market, or the perception that such sales could occur, could adversely affect the market price of shares of the Company's Common Stock and could impair the Company's future ability to raise capital through an offering of its equity securities. See "Risk Factors -- Shares Eligible for Future Sale."

                                 UNDERWRITING

  The Underwriters named below (the "Underwriters") have severally agreed, subject to the terms and conditions in the underwriting agreement (the "Underwriting Agreement"), by and among the Company, the Selling Shareholders and the Underwriters, to purchase from the Company and the Selling Shareholders the number of shares of Common Stock indicated below opposite their respective names, at the public offering price less the underwriting discount set forth on the cover page of this Prospectus. The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters are committed to purchase all of the shares of Common Stock, if they purchase any.

                                                                       NUMBER OF
   UNDERWRITER                                                          SHARES
   -----------                                                         ---------
   Montgomery Securities.............................................. 1,000,000
   Cruttenden Roth Incorporated.......................................   500,000
   Parker/Hunter Incorporated.........................................   500,000
                                                                       ---------
     Total............................................................ 2,000,000
                                                                       =========

  The Underwriters have advised the Company and the Selling Shareholders that they propose to offer the Common Stock to the public on the terms set forth on the cover page of this Prospectus. The Underwriters may allow selected dealers a concession of not more than $0.56 per share; and the Underwriters may allow, and such dealers may reallow, a concession of not more than $0.10 per share to certain other dealers. After the public offering, the public offering price and other selling terms may be changed by the Underwriters. The Common Stock is offered subject to receipt and acceptance by the Underwriters, and to certain other conditions, including the right to reject orders in whole or in part.

  The Company and the Selling Shareholders have granted an option to the Underwriters, exercisable during the 30-day period after the date of this Prospectus, to purchase up to a maximum of 300,000 additional shares of Common Stock to cover over-allotments, if any, at the same price per share as the initial shares to be purchased by the Underwriters. To the extent that the Underwriters exercise such over-allotment option, the Underwriters will be committed, subject to certain conditions, to purchase such additional shares in approximately the same proportion as set forth in the above table. The Underwriters may purchase such shares only to cover over-allotments made in connection with the Offering.

  The Underwriting Agreement provides that the Company and the Selling Shareholders will indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act, or will contribute to payments the Underwriters may be required to make in respect thereof.

  Mr. Gang and The Gang Annuity Trust have agreed that for a period of one year and 90 days, respectively, after the date of this Prospectus they will not, without the prior written consent of Montgomery Securities, directly or indirectly, sell, offer, contract or grant an option to sell (including without limitation any short sale), pledge, transfer, establish an open put equivalent position or otherwise dispose of any shares of Common Stock, options or warrants to acquire shares of Common Stock or securities exchangeable or exercisable or convertible into shares of Common Stock held by them. The other executive officers and directors of the Company have agreed that for a period of 90 days after the date of this Prospectus they will not, without the prior written consent of Montgomery Securities, directly or indirectly, sell, offer, contract or grant an option to sell (including without limitation any short sale), pledge, transfer, establish an open put equivalent position or otherwise dispose of any shares of Common Stock, options or warrants to acquire shares of Common Stock or securities exchangeable or exercisable or convertible into shares of Common Stock held by them. The Company has also agreed not to issue, offer, sell, grant options to purchase or otherwise dispose of any of the Company's equity securities or any other securities convertible into or exchangeable for its equity securities for a period of 180 days after the effective date of the Offering without the prior written consent of Montgomery Securities, subject to limited exceptions and grants and exercises of stock options. In evaluating any request for a waiver of the lock-up periods, the Underwriters will consider, in accordance with their customary practice, all relevant facts and circumstances at the time of the request, including, without limitation, the recent trading market for the Common Stock, the size of the request and, with respect to a request by the Company to issue additional equity securities, the purpose of such an issuance. See "Shares Eligible for Future Sale."

  Until the distribution of the Common Stock is completed, rules of the Securities and Exchange Commission may limit the ability of the Underwriters and certain selling group members to bid for and purchase the Common Stock. As an exception to these rules, the Underwriters are permitted to engage in certain transactions that stabilize the price of the Common Stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Stock.

  If the Underwriters create a short position in the Common Stock in connection with the offering, i.e., if they sell more shares of Common Stock than are set forth on the cover page of this Prospectus, the Underwriters may reduce that short position by purchasing Common Stock in the open market. The Underwriters may also elect to reduce any short position by exercising all or part of the over-allotment option described above.

  The Underwriters may also impose a penalty bid on certain selling group members. This means that if the Underwriters purchase shares of Common Stock in the open market to reduce the Underwriters' short position or to stabilize the price of the Common Stock, they may reclaim the amount of the selling concession from the selling group members who sold those shares as part of the offering.

  In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it were to discourage resales of the security. Neither the Company nor any of the Underwriters makes any representation or predictions as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither the Company nor any of the Underwriters makes any representation that the Underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

  The public offering price of the Common Stock will be determined by negotiations among the Underwriters and the Company, and will be based largely upon the market price for the Common Stock as reported on the Nasdaq National Market.

  The Common Stock is traded on the Nasdaq National Market under the symbol
ALPH.

                                 LEGAL MATTERS

  The validity of the issuance of the Common Stock offered hereby will be passed upon for the Company by Buchanan Ingersoll, Princeton, New Jersey. Certain legal matters will be passed upon for the Underwriters by Piper & Marbury L.L.P., Baltimore, Maryland. A member of the firm Buchanan Ingersoll, counsel to the Company, serves on the Board of Directors of the Company and another member of Buchanan Ingersoll serves on the Board of Directors of Parker/Hunter Incorporated, one of the Underwriters.

                                    EXPERTS

  The consolidated financial statements as of December 31, 1995 and 1996 and for each of the three years in the period ended December 31, 1996 included in this Prospectus have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                            ADDITIONAL INFORMATION

  The Company has filed with the Commission a Registration Statement on Form S-1 (the "Registration Statement") under the Securities Act, with respect to the shares of Common Stock offered hereby. This Prospectus, which forms a part of the Registration Statement, does not contain all the information set forth in the Registration Statement and the exhibits and schedules filed therewith. For further information with respect to the Company and the shares of Common Stock offered hereby, reference is made to the Registration Statement and to such exhibits and schedules filed therewith. Statements contained herein as to the content of any contract or other document are not necessarily complete and, in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, and each such statement shall be deemed qualified in its entirety by such reference. The Registration Statement and any amendments thereto, including exhibits filed or incorporated by reference as a part thereof, are available for inspection and copying at the Commission's offices as described in the following paragraph.

  The Company is subject to the informational requirements of the Exchange Act, and, in accordance therewith, is required to file reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the Public Reference Section of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of filed reports, proxy statements and other information can be obtained from the Public Reference Section of the Commission, Washington D.C. 20549, upon payment of prescribed rates or in certain cases by accessing the Commission's World Wide Web site at http:/ /www.sec.gov. The Common Stock of the Company is traded on the Nasdaq National Market under the symbol ALPH, and such reports, proxy statements and other information concerning the Company also can be inspected at the offices of Nasdaq Operations, 1735 K Street, N.W., Washington D.C. 20006.

                            ALPHANET SOLUTIONS, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                            PAGE
                                                                            ----
Report of Independent Accountants.........................................  F-2
Consolidated balance sheets as of December 31, 1995 and 1996 and March 31,
 1997 (unaudited).........................................................  F-3
Consolidated statements of income for the years ended December 31, 1994,
 1995, and 1996 and for the three months ended March 31, 1996 and 1997
 (unaudited)..............................................................  F-4
Consolidated statements of changes in shareholders' equity for the years ended December 31, 1994, 1995, and 1996 and for the three months ended
 March 31, 1997 (unaudited)...............................................  F-5
Consolidated statements of cash flows for the years ended December 31,
 1994, 1995, and 1996 and for the three months ended March 31, 1997 (unau-
 dited)...................................................................  F-6
Notes to consolidated financial statements................................  F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of AlphaNet Solutions, Inc.:

  In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of changes in shareholders' equity and of cash flows present fairly, in all material respects, the financial position of AlphaNet Solutions, Inc. and its subsidiary at December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


Price Waterhouse LLP
Morristown, NJ
February 13, 1997

                            ALPHANET SOLUTIONS, INC.

                          CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                     DECEMBER 31,
                                                    ---------------  MARCH 31,
                                                     1995    1996      1997
                                                    ------- ------- -----------
                                                                    (UNAUDITED)
                      ASSETS
Current assets:
  Cash and cash equivalents........................ $ 1,223 $ 1,610   $   117
  Accounts receivable, net.........................  13,885  29,848    34,137
  Inventories......................................     946   4,809     3,594
  Current portion of loan receivable -- sharehold-
   er..............................................     160     --        --
  Deferred income tax asset........................     --      445       445
  Prepaid expenses and other current assets........     425   1,705     1,684
                                                    ------- -------   -------
    Total current assets...........................  16,639  38,417    39,977
Property and equipment, net........................   1,378   3,856     4,467
Loan receivable -- shareholder.....................     253     --        --
Other assets.......................................     500   1,374     1,698
                                                    ------- -------   -------
    Total assets................................... $18,770 $43,647   $46,142
                                                    ======= =======   =======
       LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Notes payable to bank............................ $   --  $   --    $ 4,675
  Current portion of long-term debt................     285     --        --
  Current portion of capital lease obligations.....      91     103       115
  Accounts payable.................................   7,276  17,923    13,243
  Accrued expenses.................................   3,954   5,984     7,352
                                                    ------- -------   -------
    Total current liabilities......................  11,606  24,010    25,385
Advance from principal shareholder.................     --      675       675
Long-term debt.....................................     451     --        --
Capital lease obligations..........................     139      41       --
                                                    ------- -------   -------
    Total liabilities..............................  12,196  24,726    26,060
                                                    ------- -------   -------
Commitments and contingencies (Note 8).............
Shareholders' equity:
  Preferred stock -- $0.01 par value; authorized
   3,000,000 shares, none issued...................     --      --        --
  Common stock -- $0.01 par value; authorized
   15,000,000 shares, 3,400,000 and 5,102,900
   shares issued and outstanding...................      34      51        51
  Additional paid-in capital.......................     156  15,904    15,904
  Retained earnings................................   6,384   2,966     4,127
                                                    ------- -------   -------
    Total shareholders' equity.....................   6,574  18,921    20,082
                                                    ------- -------   -------
    Total liabilities and shareholders' equity..... $18,770 $43,647   $46,142
                                                    ======= =======   =======

          See accompanying notes to consolidated financial statements.

                            ALPHANET SOLUTIONS, INC.

                       CONSOLIDATED STATEMENTS OF INCOME
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                         THREE MONTHS ENDED
                             YEAR ENDED DECEMBER 31,          MARCH 31,
                             --------------------------  ------------------
                              1994     1995      1996     1996       1997
                             -------  -------  --------  -------    -------
                                                             (UNAUDITED)
Net sales:
  Product sales............  $62,365  $62,516  $ 99,468  $15,191    $38,768
  Services and support.....    8,103   11,500    20,137    4,105      7,733
                             -------  -------  --------  -------    -------
                              70,468   74,016   119,605   19,296     46,501
                             -------  -------  --------  -------    -------
Cost of sales:
  Product sales............   54,445   54,579    88,218   13,283     34,493
  Services and support.....    5,127    6,869    12,915    2,609      5,028
                             -------  -------  --------  -------    -------
                              59,572   61,448   101,133   15,892     39,521
                             -------  -------  --------  -------    -------
Gross profit...............   10,896   12,568    18,472    3,404      6,980
                             -------  -------  --------  -------    -------
Operating expenses:
  Selling expenses.........    3,946    4,468     7,301    1,249      2,918
  General and administra-
   tive expenses...........    3,767    3,925     5,446    1,176      2,036
                             -------  -------  --------  -------    -------
                               7,713    8,393    12,747    2,425      4,954
                             -------  -------  --------  -------    -------
Operating income...........    3,183    4,175     5,725      979      2,026
                             -------  -------  --------  -------    -------
Other income (expense):
  Interest income..........       50       54       217       17          3
  Interest expense.........     (214)    (140)     (106)     (35)       (61)
  Gain on sale of market-
   able securities.........       57    --           18       --         --
                             -------  -------  --------  -------    -------
                                (107)     (86)      129      (18)       (58)
                             -------  -------  --------  -------    -------
Income before income tax-
 es........................    3,076    4,089     5,854      961      1,968
Provision (benefit) for in-
 come taxes................       89      124     1,970      (32)       807
                             -------  -------  --------  -------    -------
Net income.................  $ 2,987  $ 3,965  $  3,884  $   993    $ 1,161
                             =======  =======  ========  =======    =======
Unaudited pro forma data
 (Note 1):
  Income before income tax-
   es......................  $ 3,076  $ 4,089  $  5,854  $   961
  Provision for income tax-
   es......................    1,247    1,650     2,391      389
                             -------  -------  --------  -------
  Net income...............  $ 1,829  $ 2,439  $  3,463  $   572
                             =======  =======  ========  =======
  Net income per share.....           $  0.61  $   0.72  $  0.14    $  0.22
                                      =======  ========  =======    =======
  Weighted average number
   of common shares and
   common shares equivalent
   used in the pro forma
   net income per share
   calculation ............             3,988     4,829    4,043      5,293
                                      =======  ========  =======    =======

          See accompanying notes to consolidated financial statements.

                            ALPHANET SOLUTIONS, INC.

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                                 (IN THOUSANDS)

                                       COMMON  COMMON PAID-IN RETAINED
                                       SHARES  STOCK  CAPITAL EARNINGS   TOTAL
                                       ------- ------ ------- --------  -------
Balance at January 1, 1994............   3,400 $   34 $   156 $ 1,882   $ 2,072
  Distributions to S Corporation
   shareholders.......................   --      --     --     (1,150)   (1,150)
  Net income..........................   --      --     --      2,987     2,987
                                       ------- ------ ------- -------   -------
Balance at December 31, 1994..........   3,400     34     156   3,719     3,909
  Distributions to S Corporation
   shareholders.......................   --      --     --     (1,300)   (1,300)
  Net income .........................   --      --     --      3,965     3,965
                                       ------- ------ ------- -------   -------
Balance at December 31, 1995 .........   3,400     34     156   6,384     6,574
  Sales of common stock...............   1,700     17  15,722    --      15,739
  Exercise of stock options...........       3   --        26    --          26
  Distributions to S Corporation
   shareholders.......................   --      --     --     (7,302)   (7,302)
  Net income..........................   --      --     --      3,884     3,884
                                       ------- ------ ------- -------   -------
Balance at December 31, 1996..........   5,103     51  15,904   2,966    18,921
  Net income (unaudited)..............   --      --     --      1,161     1,161
                                       ------- ------ ------- -------   -------
Balance at March 31, 1997 (unau-
 dited)...............................   5,103 $   51 $15,904 $ 4,127   $20,082
                                       ======= ====== ======= =======   =======


          See accompanying notes to consolidated financial statements.

                            ALPHANET SOLUTIONS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)


                                                                 THREE MONTHS
                                    YEAR ENDED DECEMBER 31,     ENDED MARCH 31,
                                   ---------------------------  ---------------
                                     1994     1995      1996     1996     1997
                                   --------  -------  --------  -------  ------
                                                                 (UNAUDITED)
Cash flows from operating
 activities:
 Net income......................  $  2,987  $ 3,965  $  3,884  $   993  $1,161
 Adjustments to reconcile net
  income to net cash provided by
  (used in) operating activities:
  Depreciation and amortization..       102      165       651       84     311
  Deferred income taxes..........     --       --         (445)   --       --
  Gain on sale of marketable
   securities....................       (57)   --          (18)   --       --
  Increase (decrease) from
   changes in:
   Accounts receivable...........    (6,610)    (174)  (15,963)      18  (4,289)
   Inventories...................      (532)     802    (3,863)     196   1,215
   Prepaid expenses and other
    current assets...............       (19)    (158)   (1,288)    (723)     21
   Other assets..................        27       10      (255)     397     (37)
   Accounts payable and accrued
    expenses.....................     3,578    1,314    12,677    2,222  (3,312)
                                   --------  -------  --------  -------  ------
  Net cash (used in) provided by
   operating activities..........      (524)   5,924    (4,620)   3,187  (4,930)
                                   --------  -------  --------  -------  ------
Cash flows from investing
 activities:
 Purchase of marketable
  securities.....................       (13)   --        --       --       --
 Proceeds from sale of marketable
  securities.....................        70    --           26    --       --
 Property and equipment
  expenditures...................      (457)    (779)   (3,087)    (213)   (887)
 Acquisition of businesses.......     --        (236)   (1,060)   --       --
 Receipt of loan repayments......       204      160       413      413    --
                                   --------  -------  --------  -------  ------
  Net cash (used in) provided by
   investing activities..........      (196)    (855)   (3,708)     200    (887)
                                   --------  -------  --------  -------  ------
Cash flows from financing
 activities:
 Repayment of long-term debt.....      (285)    (285)     (736)    (736)   --
 Repayment of capital lease
  obligations....................     --         (54)      (86)     (22)    (29)
 Net borrowings (payments) of
  notes payable-bank.............     1,152   (1,152)    --       --      4,675
 Proceeds from loans payable to
  shareholder....................       609    --        --       --       --
 Repayment of loans payable to
  shareholder....................     --        (719)    --       --       --
 Advance from principal
  shareholder....................     --       --          675    --       --
 Distributions paid to S
  Corporation shareholders.......    (1,150)  (1,300)   (7,302)  (6,155)   --
 Payment of dividends............     --          --     --      (1,147)   --
 Costs of anticipated common
  stock offering.................     --        (399)    --       --       (322)
 Net proceeds from sales of
  common stock...................     --       --       16,138   14,802    --
 Exercise of stock options.......     --       --           26    --       --
                                   --------  -------  --------  -------  ------
  Net cash provided by (used in)
   financing activities..........       326   (3,909)    8,715    6,742   4,324
                                   --------  -------  --------  -------  ------
Net (decrease) increase in cash
 and cash equivalents............      (394)   1,160       387   10,129  (1,493)
Cash and cash equivalents,
 beginning of period.............       457       63     1,223    1,223   1,610
                                   --------  -------  --------  -------  ------
Cash and cash equivalents, end of
 period..........................  $     63  $ 1,223  $  1,610  $11,352  $  117
                                   ========  =======  ========  =======  ======

          See accompanying notes to consolidated financial statements.

                           ALPHANET SOLUTIONS, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                       (IN THOUSANDS, EXCEPT SHARE DATA)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

 Nature of Business:

  AlphaNet Solutions, Inc. and its wholly-owned subsidiary (the "Company") is a single-source provider of information technology products and services and support. The Company markets computer products and provides a broad range of information technology services, including network consulting, workstation support, education, communications installation and technical placement services to Fortune 1000 and other large and mid-sized companies in various industries located primarily in the New York-to-Philadelphia corridor. Intercompany balances and transactions are eliminated in consolidation.

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Cash and Cash Equivalents:

  The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

 Inventories:

  Inventories, consisting entirely of goods for resale, are stated at the lower of cost or market with cost determined on the weighted average method.

 Property and Equipment:

  Property and equipment are stated at cost less accumulated depreciation. Repairs and maintenance costs which do not extend the useful lives of the assets are expensed as incurred. The Company provides for depreciation on property and equipment, except for leasehold improvements, on the straight-line method over the estimated useful lives of the assets, generally three to seven years. Leasehold improvements are amortized on the straight-line method over the shorter of the estimated useful lives of the assets or the remaining term of the applicable lease.

  Costs of computer software developed or obtained for internal use and costs associated with technology under development are capitalized and amortized over the estimated useful lives of the assets, generally three to five years. Capitalization of costs begins when conceptual and design activities have been completed, and when management has authorized and committed to fund a project. Costs capitalized include external direct costs of materials and services and payroll and payroll-related costs for employees who are directly associated with a project. Costs associated with training and general and administrative activities are expensed as incurred.

 Recoverability of Long-Lived Assets:

  The Company reviews the recoverability of its long-lived assets on a periodic basis in order to identify business conditions which may indicate a possible impairment. The assessment for potential impairment is based primarily on the Company's ability to recover the unamortized balance of its long-lived assets from expected future cash flows from its operations on an undiscounted basis.

                           ALPHANET SOLUTIONS, INC.

                       (IN THOUSANDS, EXCEPT SHARE DATA)

 Stock-Based Compensation:

  In 1995, the Financial Accounting Standards Board issued Statement No. 123, "Accounting for Stock-Based Compensation" ("FAS 123") which requires companies to measure stock compensation plans based on the fair value method of accounting or to continue to apply APB No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and provide pro forma footnote disclosures under the fair value method. Effective January 1, 1996, the Company adopted the disclosure-only provisions of FAS 123 and continues to follow APB 25 and related interpretations to account for the Company's stock compensation plans.

 Leases:

  Leases which meet certain criteria evidencing substantive ownership by the Company are capitalized and the related capital lease obligations are included in current and long-term liabilities. Amortization and interest are charged to expense, with rent payments being treated as payments of the capital lease obligation. All other leases are accounted for as operating leases, with rent payments being charged to expense as incurred.

 Revenue Recognition:

  The Company recognizes sales of products when the products are shipped and services and support revenue is recognized when the applicable services are rendered. The Company recognizes revenue on service contracts on a prorated basis over the life of the contracts. Prepaid fees related to the Company's training programs are deferred and amortized to income over the duration of the applicable training program. Deferred revenue is included in accrued expenses and represents the unearned portion of each service contract and the unamortized balance of prepaid training fees received as of the balance sheet date.

 Income Taxes:

  The Company accounts for income taxes under the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized based upon differences arising from the carrying amounts of the Company's assets and liabilities for tax and financial reporting purposes using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period when the change in tax rates is enacted.

  Prior to March 19, 1996, the Company, with the consent of its shareholders, had elected to be taxed under the Subchapter S of the Internal Revenue Code as an S Corporation for federal income tax purposes. In lieu of corporate income taxes, the shareholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. As a result, the Company was not subject to federal income taxes prior to March 19, 1996. The Company had also elected S Corporation status in the State of New Jersey. The accompanying financial statements include provisions for certain state and local income taxes which were imposed at the corporate level.

  On March 19, 1996, the Company terminated its status as an S Corporation and became subject to federal and state income taxes thereafter at applicable C Corporation income tax rates.

  For informational purposes, the accompanying statements of income include an unaudited pro forma adjustment for income taxes which would have been recorded if the Company had not been an S Corporation, based on the tax laws in effect during the respective periods.

 Retirement Plan:

  The Company adopted a 401(k) retirement plan in 1991. Employees of the Company who have attained the age of 21 are eligible to participate in the plan. Employees can elect to contribute up to 15% of their gross salary

                           ALPHANET SOLUTIONS, INC.

                       (IN THOUSANDS, EXCEPT SHARE DATA)
to the plan. The Company may make discretionary matching cash contributions up to 2% of the salary of the participating individual employee. Participants vest in the Company's contributions to the plan over a six-year period based upon years of service. Participants are fully vested at all times in their employee contributions to the plan. The Company incurred $76, $79, $117 and $45 of expenses related to this plan in 1994, 1995, 1996 and the three months ended March 31, 1997 (unaudited), respectively.

 Reclassification:

  Beginning in 1996, certain indirect costs which previously were classified as costs of services have been reclassified to general and administrative expenses to conform with current industry practices. Such expenses amounted to $1,654, $2,236 and $3,116 for the years ended December 31, 1994, 1995 and
1996, and $701 for the three months ended March 31, 1996 (unaudited), respectively. All prior year financial information has been reclassified to conform with the 1996 presentation.

 Net Income per Share (unaudited):

  Pro forma net income per share is computed using the weighted average number of common shares and common shares equivalent outstanding during the latest fiscal year. Common shares equivalent consists of the Company's common shares issuable upon the exercise of stock options (Note 7). The weighted average number of common shares and common shares equivalent outstanding have been adjusted for the number of shares that were required to fund the S Corporation Distribution to shareholders ($6,155) less the outstanding loan to a shareholder ($413), following the Company's initial public offering in March 1996. Pursuant to the requirements of the Securities and Exchange Commission, stock options issued by the Company during the twelve months immediately preceding the Company's initial public offering have been included in the weighted average number of common shares and common shares equivalent used in computing pro forma net income per share as if they were outstanding for periods prior to the Company's initial public offering using the treasury stock method.

  In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 128 "Earnings per Share." The Statement is effective for financial statements for periods ending after December 15, 1997, and changes the method in which earnings per share will be determined. Adoption of this Statement by the Company is not expected to have a material impact on earnings per share.

 Interim Financial Information:

  The information presented for March 31, 1997, and for the three-month periods ended March 31, 1996 and 1997, is unaudited, but, in the opinion of management, the accompanying unaudited consolidated interim financial statements contain all adjustments (consisting only of normal recurring adjustments) which the Company considers necessary for the fair presentation of the Company's financial position as of March 31, 1997 and the results of its operations and its cash flows for the three-month periods ended March 31, 1996 and 1997 in accordance with generally accepted accounting principles. Results for the interim period are not necessarily indicative of results that may be expected for the entire year.

2. BUSINESS COMBINATION

  On July 24, 1996, the Company acquired certain assets of Lior, Inc. ("Lior"), a MicroAge affiliate located in Paramus, New Jersey, in a business combination accounted for under the purchase method, for $1,060, including acquisition costs, financed through the proceeds raised in its initial public offering. Intangible assets of $1,060, which are included in other assets, are being amortized on the straight-line method over periods not exceeding fifteen years. Amortization of intangible assets for the year ended December 31, 1996 was $42.

                           ALPHANET SOLUTIONS, INC.

                       (IN THOUSANDS, EXCEPT SHARE DATA)

  The operations related to the acquired assets of Lior are included in the accompanying consolidated financial statements subsequent to July 24, 1996.

  The following pro forma information for the years ended December 31, 1995 and 1996 is based on the historical financial statements of the Company and Lior, adjusted to give effect to the acquisition of Lior by the Company, and assume that the acquisition occurred as of the first day of the applicable period.

                                                        YEAR ENDED DECEMBER 31,
                                                        ------------------------
                                                         1995             1996
                                                        -------         --------
                                                              (UNAUDITED)
Net sales.............................................. $95,454         $134,311
Pro forma net income...................................   2,057            3,319
Pro forma net income per share.........................    0.52             0.69

  The pro forma financial information does not purport to present what the Company's results of operations would actually have been if the acquisition of Lior had occurred on the assumed date, as specified above, or to project the Company's results of operations for any future period.

3. ACCOUNTS RECEIVABLE, NET

  Accounts receivable, net consists of the following:

                                                      DECEMBER 31,
                                                     ---------------  MARCH 31,
                                                      1995    1996      1997
                                                     ------- ------- -----------
                                                                     (UNAUDITED)
   Accounts receivable.............................. $13,966 $30,111   $34,440
   Less: Allowance for doubtful accounts............      81     263       303
                                                     ------- -------   -------
                                                     $13,885 $29,848   $34,137
                                                     ======= =======   =======

4. PROPERTY AND EQUIPMENT, NET

  Property and equipment, net consists of the following:

                                                     DECEMBER 31,
                                                     -------------  MARCH 31,
                                                      1995   1996     1997
                                                     ------ ------ -----------
                                                                   (UNAUDITED)
   Furniture, fixtures and equipment................ $1,634 $3,120   $3,985
   Transportation equipment.........................     43     36       57
   Leasehold improvements...........................    137    250      274
   Technology and software under development........    --   1,464    1,441
                                                     ------ ------   ------
                                                      1,814  4,870    5,757
   Less -- Accumulated depreciation and
    amortization....................................    436  1,014    1,290
                                                     ------ ------   ------
                                                     $1,378 $3,856   $4,467
                                                     ====== ======   ======

  Depreciation expense and amortization of leasehold improvements for the years ended December 31, 1994, 1995 and 1996 was $102, $165 and $609,
respectively, and was $276 for the three months ended March 31, 1997
(unaudited).

                           ALPHANET SOLUTIONS, INC.

                       (IN THOUSANDS, EXCEPT SHARE DATA)
5. ACCRUED EXPENSES

    Accrued expenses consist of the following:

                                                       DECEMBER 31,
                                                       -------------  MARCH 31,
                                                        1995   1996     1997
                                                       ------ ------ -----------
                                                                     (UNAUDITED)
   Wages and benefits payable......................... $  752 $1,504   $1,793
   Deferred revenue...................................    884    961    1,328
   Sales taxes........................................    321    833    1,088
   Licensing fees payable.............................    960    816      803
   Sales commissions..................................    162    663      645
   Income taxes payable...............................     25    463      892
   Other..............................................    850    744      803
                                                       ------ ------   ------
                                                       $3,954 $5,984   $7,352
                                                       ====== ======   ======

6. DEBT AND CAPITAL LEASE OBLIGATIONS

 Notes Payable -- Bank:

  The Company has entered into a modified revolving credit agreement (the "Revolver") with First Union National Bank (the "Bank") whereby the Bank will lend funds and issue standby letters of credit to the Company up to $7,000, increasing to $9,000 during the period from October 1 through March 31 of each year, or 75% of the Company's eligible accounts receivable less the outstanding principal balance under any outstanding term loans and letters of credit. The Revolver provides for second-tier loans which represent the outstanding balance of all loans in excess of $7,000. All loans, exclusive of second-tier loans, bear interest at the LIBOR Base Rate (5.7% at March 31, 1997) plus 1.5% and/or the Bank's prime rate (8.5% at March 31, 1997) minus 0.25%. Second-tier loans bear interest at the Bank's prime rate plus 1%. Cash receipts are deposited directly with the Bank and applied against the outstanding loan balance; advances are made when needed. The weighted average interest rate for 1995, 1996 and the three months ended March 31, 1997 (unaudited) was approximately 9%, 8%, and 8%, respectively.

  At December 31, 1995 and 1996, and March 31, 1997 (unaudited) the Company had standby letters of credit of $2,068, $2,038 and $38, respectively, of which $2,000 were issued primarily in support of certain financing agreements for the purchase of inventory. Fees payable to the Bank range from 1% to 2% per annum based on the amount of the standby letters of credit issued.

  The Revolver is secured by all of the assets of the Company, except for certain inventory financed by IBM Credit Corporation, Deutsche Financial Services and Finova Capital Corporation to which the Bank has a subordinated security interest. The Revolver restricts the Company's ability to pay cash dividends in the event of default and requires the Company to maintain certain financial covenants. The Revolver expires on May 30, 1997.

 Long-Term Debt:

  In July 1993, the Company entered into a term loan agreement with the Bank for $1,425. Interest was charged at 7% per annum. The remaining principal balance was repaid with proceeds from the Company's initial public offering in 1996.

 Capital Lease Obligations:

  In March 1995, the Company entered into a master lease agreement under which the Company may lease up to $500 of equipment. The master lease provides for equipment to be leased for three-year terms with transfer of ownership of the equipment to the Company at the end of the applicable equipment lease term. At December 31, 1996, and March 31, 1997 (unaudited) capital lease obligations outstanding under these equipment leases, which expire in 1998, total $144 and $115, respectively.

                           ALPHANET SOLUTIONS, INC.

                       (IN THOUSANDS, EXCEPT SHARE DATA)

7. STOCK OWNERSHIP AND COMPENSATION PLANS

  At December 31, 1996, the Company had two stock-based compensation plans. The Company applies APB 25 and related interpretations in accounting for its plans. During 1996 and 1995, no compensation cost had been recognized for its stock option plans, which are described below. Had compensation cost been determined based on the fair value of the options at the grant dates consistent with the method prescribed under FAS 123, the Company's pro forma net income and pro forma earnings per share would have been reduced to the adjusted pro forma amounts indicated below:

                                                        YEAR ENDED DECEMBER 31,
                                                        -----------------------
                                                         1995             1996
                                                        ------           ------
Pro forma net income
  As reported.......................................... $2,439           $3,463
  As adjusted for FAS 123 method.......................  2,338            2,993
Pro forma earnings per share
  As reported..........................................   0.61             0.72
  As adjusted for FAS 123 method.......................   0.59             0.62

  The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions for 1996 and 1995: dividend yield of 0%; expected volatility of approximately 67%; risk free interest rates of approximately 6%; and an expected holding period of six years.

 1995 Stock Plan:

  On August 25, 1995, the Company's 1995 Stock Plan (the "Plan") was adopted by the Board of Directors and approved by the shareholders of the Company. A total of 747,100 shares are reserved for issuance upon exercise of options granted or to be granted under the Plan. The options which expire ten years after the date of grant, become exercisable in five equal annual installments commencing one year after the date of grant provided that the optionee remains an employee at the time of vesting of the installments.

 1995 Non-Employee Director Stock Option Plan:

  On August 25, 1995, the Board of Directors and shareholders adopted the Company's 1995 Non-Employee Director Stock Option Plan which provides for the grant of options to purchase a maximum of 100,000 shares of Common Stock of the Company to non-employee Directors of the Company. Each person who is or who becomes a Director of the Company after the effective date of the Company's initial public offering and who is not also an employee or officer of the Company shall be granted, on the effective date or the date on which he or she becomes a Director, whichever is later, an option to purchase 20,000 shares of Common Stock, at an exercise price per share equal to the then fair market value of the shares. The options which expire ten years after the date of grant, become exercisable in five equal annual installments commencing one year after the date of grant provided that the optionee then remains a Director at the time of vesting of the installments.

                           ALPHANET SOLUTIONS, INC.

                       (IN THOUSANDS, EXCEPT SHARE DATA)

  A summary of the stock options granted under the Company's 1995 Stock Plan and 1995 Non-Employee Director Stock Plan as of and for the year ended December 31, 1995 and 1996 and three months ended March 31, 1997 (unaudited) is presented below:

                                    YEAR ENDED DECEMBER 31,      THREE MONTHS
                                -------------------------------      ENDED
                                     1995            1996       MARCH 31, 1997
                                --------------- --------------- ---------------
                                                                  (UNAUDITED)
                                       WEIGHTED        WEIGHTED        WEIGHTED
                                       AVERAGE         AVERAGE         AVERAGE
                                SHARES EXERCISE SHARES EXERCISE SHARES EXERCISE
                                (000)   PRICE   (000)   PRICE   (000)   PRICE
                                ------ -------- ------ -------- ------ --------
Outstanding at beginning of
 period.......................    --    $--       260   $9.00    539    $9.44
Granted.......................    260    9.00     290    9.82     50    15.21
Exercised.....................    --      --       (3)   9.00     --       --
Forfeited.....................    --      --       (9)   9.00     (4)    9.00
                                 ----            ----            ---
Outstanding at end of period..    260    9.00     539    9.44    585     9.93
                                 ====            ====            ===
Options exercisable at end of
 period.......................     --     --       47    9.00     51     9.12

  As of December 31, 1996, the 538,500 stock options outstanding under the plans have exercise prices between $9.00 and $11.38, and a weighted-average remaining contractual life of 9.2 years. The weighted-average fair value of options granted during 1995 and 1996 were $5.98 and $6.56, respectively.

8. COMMITMENTS AND CONTINGENCIES

  The Company occupies seven facilities under operating leases which expire at various dates through December 2001 and call for annual base rentals plus real estate taxes. The future minimum payments under noncancelable leases as of December 31, 1996 are as follows:

       YEAR                                                 AMOUNT
       ----                                                 ------
       1997................................................  $828
       1998................................................   757
       1999................................................   655
       2000................................................   525
       2001................................................   136

  Rent expense including real estate taxes for the years ended December 31, 1994, 1995 and 1996 was $418, $553 and $688, respectively, and was $197 for the three months ended March 31, 1997 (unaudited).

  The Company has obtained financing terms from IBM Credit Corporation, Deutsche Financial Services and Finova Capital Corporation for the purchase of inventory. In exchange for these terms, the payables are collateralized by substantially all the assets of the Company. The balance included in accounts payable at December 31, 1995 and 1996 and March 31, 1997 (unaudited) was $5,384, $13,085 and $9,362, respectively.

  The Company has entered into employment agreements which expire at various dates through 1998 with certain key employees. The agreements provide for aggregate annual salaries of $1,650 as of March 31, 1997 (unaudited).

  On February 13, 1996, the Company, as plaintiff, filed a complaint against two former employees of the Company and their current employer (together, the "Defendants"). Such complaint alleges theft of services, theft of the Company's property, theft of corporate opportunity and unauthorized use of Company credit cards by the

                           ALPHANET SOLUTIONS, INC.

                       (IN THOUSANDS, EXCEPT SHARE DATA)

Defendants. The Company is seeking restitution from certain of the Defendants and additional compensatory damages from another Defendant. The Company intends to vigorously pursue all available remedies against the Defendants. The Company currently is unable to evaluate the likelihood of a favorable outcome for the Company. The Company believes that some or all of its damages in connection with the litigation may be covered by insurance. In any event, Stan Gang, the Company's founder, Chairman of the Board, President and Chief Executive Officer and principal shareholder, has agreed to indemnify the Company for any and all losses which the Company may sustain, up to $1,000 arising from or relating to the alleged wrongful conduct of the Defendants. In connection therewith, Mr. Gang paid $675 of his personal funds to the Company, which is classified as an advance from the principal shareholder. Pursuant to the terms of the agreement between the Company and Mr. Gang, the Company shall reimburse Mr. Gang in the event and to the extent that the Company is awarded and collects damages from the Defendants, receives sums as a result of a settlement between the Company and the Defendants, or receives proceeds under an insurance policy. Management is of the opinion that the ultimate disposition of this matter will not have a material adverse effect on the results of operations or financial position of the Company.

9. SUPPLEMENTARY CASH FLOW INFORMATION

    Following is a summary of supplementary cash flow information for the years ended December 31, 1994, 1995, 1996 and the three months ended March 31, 1996 and 1997 (unaudited):

                                                                  THREE MONTHS
                                                                      ENDED
                                         YEAR ENDED DECEMBER 31,    MARCH 31,
                                        ------------------------- -------------
                                         1994    1995     1996     1996   1997
                                        ------- ------- --------- ------ ------
                                                                   (UNAUDITED)
   Interest paid......................  $   164 $   124 $      97   $35    $ 49
   Income taxes paid..................       60     130     1,977    28     378
   Noncash investing and financing
    activities:
     Equipment acquired under capital
      lease...........................    --        284        --    --      --

10. INCOME TAXES

    The Company accounts for income taxes under the asset and liability method which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of differences between the carrying amounts and the tax bases of the assets and liabilities.

    The components of the provision for income taxes for the years ended December 31, 1994, 1995 and 1996 and for the three months ended March 31, 1996 and 1997 (unaudited) are as follows:

                                                                THREE MONTHS
                                                                    ENDED
                                       YEAR ENDED DECEMBER 31,    MARCH 31,
                                       -----------------------  --------------
                                        1994    1995    1996     1996    1997
                                       ------- ------- -------  ------  ------
                                                                 (UNAUDITED)
   Current:
     Federal..........................   $ --    $ --  $ 1,733  $   42  $  602
     State and local..................      89     124     682     136     205
                                       ------- ------- -------  ------  ------
                                            89     124   2,415     178     807
                                       ------- ------- -------  ------  ------
   Deferred:
     Federal..........................     --      --     (178)     --      --
     State and local..................     --      --      (57)     --      --
     Benefit as a result of change in
      tax status......................     --      --     (210)   (210)     --
                                       ------- ------- -------  ------  ------
                                           --      --     (445)   (210)     --
                                       ------- ------- -------  ------  ------
                                       $    89 $   124 $ 1,970  $  (32) $  807
                                       ======= ======= =======  ======  ======

                           ALPHANET SOLUTIONS, INC.

                       (IN THOUSANDS, EXCEPT SHARE DATA)


  Prior to March 19, 1996, the Company had elected under the Internal Revenue Code to be an S Corporation for federal income tax purposes. Therefore, no provision or liability for federal income taxes has been recorded for the years ended December 31, 1994 and 1995.

  A reconciliation of the Federal statutory rate to the Company's effective tax rate for 1994, 1995, 1996 and for the three months ended March 31, 1996 and 1997 (unaudited) is as follows:

                                                                THREE MONTHS
                                                                   ENDED
                                  YEAR ENDED DECEMBER 31,        MARCH 31,
                                  ---------------------------   ---------------
                                   1994      1995      1996      1996    1997
                                  -------   -------   -------   ------   ------
   Taxes at statutory rate......     34.0%     34.0%     34.0%    34.0%   34.0%
   State and local income taxes,
    net of federal tax benefit..      6.2%      6.1%      6.7%     9.3%    6.9%
   Income from S Corporation not
    subject to federal and state
    income taxes................    (37.7%)   (37.4%)    (7.2%)  (46.8%)    --
   Other, net...................      0.4%      0.3%      0.2%     0.2%    0.1%
                                  -------   -------   -------   ------   -----
   Effective tax rate...........      2.9%      3.0%     33.7%     3.3%   41.0%
                                  =======   =======   =======   ======   =====

  The tax effects of temporary differences that give rise to significant portions of the net deferred income tax asset at December 31, 1996 and March 31, 1997 (unaudited) are as follows:

                                                        DECEMBER 31,  MARCH 31,
                                                            1996        1997
                                                        ------------ -----------
                                                                     (UNAUDITED)
Accounts receivable allowances.........................     $187        $199
Inventory reserves.....................................       95          95
Accrual for compensated absences.......................      233         287
Accumulated depreciation and amortization..............      (70)       (136)
                                                            ----        ----
                                                            $445        $445
                                                            ====        ====

11. SIGNIFICANT CUSTOMERS AND VENDORS

  During 1994, 1995, 1996 and the three months ended March 31, 1997 (unaudited), one customer accounted for approximately 24%, 20%, 17% and 23% of the Company's net sales during the respective periods. During the three months ended March 31, 1997, one other customer accounted for 11% of the Company's net sales. No other customer accounted for more than 10% of the Company's net sales during 1994, 1995, 1996 or the three months ended March 31, 1997.

  The Company purchases the majority of its products primarily from two aggregators of computer hardware, software and peripherals. Agreements with these aggregators provide for, among other things, certain discount pricing for meeting agreed-upon purchase levels and minimum purchase commitments.

12. RELATED PARTY TRANSACTIONS

 Loan Receivable -- Shareholder:

  In July 1993, the Company loaned its principal shareholder $800. Interest was charged at 7% per annum and the loan was repayable in equal installments, including interest, ending July 1998. This loan was repaid

                           ALPHANET SOLUTIONS, INC.

                       (IN THOUSANDS, EXCEPT SHARE DATA)

during 1996. Interest income earned from the principal shareholder was $46, $35 and $7 for the years ended December 31, 1994, 1995 and 1996, respectively.

 Loans Payable to Shareholder:

  Loans payable to shareholder bore interest at 11%. During 1995, the Company repaid the entire loan outstanding. Interest expense to the shareholder was $45 and $30 for the years ended December 31, 1994 and 1995, respectively.

13. SUBSEQUENT EVENTS (UNAUDITED)

  On March 7, 1997, the Company received a commitment from the Bank to expand the Company's credit facility to enable the Company to borrow, based upon eligible accounts receivable, up to $15,000 for short-term working capital purposes. Such facility, intended to expire in May 1998, includes a $2,500 sublimit for letters of credit and a $5,000 sublimit for acquisitions. Under the new facility, the Company will be able to borrow (i) for working capital purposes at the Bank's prime rate less 0.50% or LIBOR plus 1.25% and (ii) for acquisitions at the Bank's prime rate less 0.25% or LIBOR plus 1.50%. The commitment contemplates that the Company's obligations under such facility will be collateralized by a first priority lien on the Company's accounts receivable and inventory, except for inventory for which the Bank will have subordinated its position to certain other lenders pursuant to intercreditor agreements. Despite the executed commitment with the Bank, there can be no assurance that the Company will consummate such credit facility.

  On May 15, 1997, the Board of Directors approved the filing of a registration statement on Form S-1 with the Securities and Exchange Commission to register 2,000,000 shares of Common Stock, of which 1,150,000 shares will be issued and sold by the Company and 850,000 shares will be sold by certain shareholders.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

 No dealer, sales representative or any other person has been authorized to give any information or to make any representations in connection with this offering other than those contained or incorporated by reference in this Pro-spectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or any of the Under-writers. This Prospectus does not constitute an offer to sell or a solicita-tion of an offer to buy any securities other than the shares of Common Stock to which it relates or an offer to, or a solicitation of, any person in any jurisdiction where such an offer or solicitation would be unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the af-fairs of the Company or that the information contained herein is correct as of any time subsequent to the date hereof.

                              -------------------

                               TABLE OF CONTENTS

                              -------------------

                                                                          Page
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................   5
Use of Proceeds..........................................................  11
Price Range of Common Stock..............................................  11
Dividend Policy..........................................................  11
Capitalization...........................................................  12
Selected Consolidated Financial Data.....................................  13
Management's Discussion and Analysis of Results of Operations and
 Financial Condition.....................................................  14
Business.................................................................  23
Management...............................................................  32
Certain Transactions.....................................................  40
Principal and Selling Shareholders.......................................  41
Description of Capital Stock.............................................  42
Shares Eligible for Future Sale..........................................  43
Underwriting.............................................................  45
Legal Matters............................................................  46
Experts..................................................................  46
Additional Information...................................................  47
Index to Consolidated Financial Statements............................... F-1

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                               2,000,000 SHARES

               [LOGO OF ALPHA NET SOLUTIONS, INC. APPEARS HERE]

                                 COMMON STOCK


                               ----------------

                                  PROSPECTUS

                               ----------------


                             MONTGOMERY SECURITIES

                                CRUTTENDEN ROTH
                                 INCORPORATED

                                 PARKER/HUNTER
                                 INCORPORATED

                              June 12, 1997

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------